Exhibit 2.1

Dated 16 October 2012

SHARE PURCHASE AGREEMENT

relating to the companies comprising the Coperion Group

8.2	Closing Actions	23

9	Sellers’ Warranties	24

9.1	Sellers’ Capacity	24

9.2	Legal Situation of the Shares	25

9.3	Corporate Status of the Target Company	25

9.4	Corporate Status of the Subsidiaries	26

9.5	Annual Accounts and Managements Accounts	26

9.6	Ordinary Course of Business	27

9.7	Owned Real Property	28

9.8	Leased Real Property	28

9.9	Intellectual Property	29

9.10	Material Agreements	30

9.11	Agreements with Sellers or Sellers’ Affiliates	32

9.12	Employees	32

9.13	Pensions	33

9.14	Compliance	33

9.15	Litigation	34

9.16	Permits, Public Grants	34

9.17	Assets and Inventories	35

9.18	Environmental Matters	35

10	Legal Consequences	37

10.1	Exhaustive Provisions	37

10.2	Sellers’ Knowledge	37

10.3	Sellers’ Liability	37

10.4	Limitations on Sellers’ Liability	38

10.5	De minimis, Basket, Cap, Warranty and Indemnity Insurance	41

10.6	Time Limitation	42

10.7	Conduct of Claims	42

10.8	Indemnification regarding Horstmann Litigation	44

11	Tax Matters	45

11.1	Tax Indemnity	45

11.2	Tax Refunds	49

11.3	Tax Warranties	49

11.4	Tax Proceedings	49

11.5	Miscellaneous	50

12	Period after Closing	51

12.1	Satisfaction of Vendor Loan PPR	51

12.2	Information and Documents	51

12.3	Indemnity for Claims after Closing	52

12.4	Discharge of Members of Corporate Bodies	52

12.5	Non-compete	52

12.6	Transition of Business	52

12.7	No Agreements with and Claims of Sellers and Affiliates	52

13	Public Announcements and Confidentiality	53

13.1	Public Announcements	53

13.2	Confidentiality	53

14	Guarantor’s Undertaking	54

15	No Liability of Sellers’ Representatives	54

16	Miscellaneous Provisions	54

16.1	Sellers Agent	54

16.2	Account Details	55

16.3	Costs	55

16.4	Individual and Several Liability, Intentional Behaviour, Joint Creditorship	56

16.5	Notices to the Parties	56

16.6	Disputes	58

16.7	Form of Amendments	58

16.8	Assignments	58

16.9	Invalid Provisions	59

16.10	Entire Agreement	59

16.11	Governing Law	59

Share Purchase Agreement

between:

(1)                              DBAG Fund V GmbH & Co. KG, a partnership established under the laws of Germany, with address at Börsenstr. 1, 60313 Frankfurt, registered with the commercial register of the local court of Frankfurt am Main under HR A 42574, (the “Seller 1”);

(2)                              DBAG Fund V International GmbH & Co. KG, a partnership established under the laws of Germany, with address at Börsenstr. 1, 60131 Frankfurt, registered with the commercial register of the local court of Frankfurt am Main under HR A 42603 (the “Seller 2”);

(3)                              DBAG Fund V Konzern GmbH & Co. KG, a partnership established under the laws of Germany, with address at Börsenstr. 1, 60313 Frankfurt, registered with the commercial register of the local court of Frankfurt am Main under HR A 43606, (the “Seller 3”);

(4)                              DBAG Fund V Co-Investor GmbH & Co. KG, a partnership established under the laws of Germany, with address at Börsenstr. 1, 60313 Frankfurt, registered with the commercial register of the local court of Frankfurt am Main under HR A 43366, (the “Seller 4”);

(5)                              Deutsche Beteiligungsgesellschaft mbH, a company incorporated under the laws of Germany, whose registered office is at Hauptstr. 5, 61462 Königstein im Taunus, registered with the commercial register of the local court of Königstein im Taunus under HR B 5916, (the “Seller 5”);

(6)                              Günter Bachmann, born on 9 November 1954 with address at Auf dem Gleichen 12, 61352 Bad Homburg v.d. Höhe, (the “Seller 6”);

(7)                              Axel Kiefer, born on 5 July 1962 with address at Panoramastr. 36, 88284 Wolpertswende (the “Seller 7”);

(8)                              Thomas Kehl, born on 3 March 1960 with address at Fischbacher Str. 29c, 65779 Kelkheim, (the “Seller 8”);

(9)                              Hillenbrand Germany Holding GmbH, a company incorporated under the laws of Germany, whose office is at An der Welle 3, 60322 Frankfurt am Main, (the “Purchaser”); and

(10)                       Hillenbrand Inc., a company incorporated under the laws of the State of Indiana, whose registered office is at One Batesville Blvd., Batesville, Indiana, 47006, USA, (the “Guarantor”).

Seller 1 through Seller 8 are also referred to collectively as the “Sellers” and each of them as a “Seller” and the Sellers, the Purchaser and the Guarantor are also referred to collectively as the “Parties” and each of them as a “Party”.

Whereas:

(A)                           Coperion Capital GmbH (the “Target Company”) is a limited liability company incorporated under German law. The Target Company is registered with the commercial register of the local court of Stuttgart under HR B 726123. The Target Company has issued two different classes of shares and currently has a total registered share capital (Stammkapital) of EUR 2,000,000, divided into Class A shares in the nominal amount of EUR 500,000 and Class B shares in the nominal amount of EUR 1,500,000. The exact allocation of the share capital — including the Class A shares in the nominal amount of EUR 3,150 and EUR 600 held by the Target Company itself as its own shares (eigene Anteile) according to sec. 33 limited liability company law (GmbHG) — is listed in column B. of Schedule (A) hereto (all shares in the Company, the “Shares”).

(B)                             The Target Company directly or indirectly holds all shares in Coperion GmbH and in the entities further described in Schedule (B) (together the “Subsidiaries”). The Target Company and each of the Subsidiaries are herein referred to as a “Group Company” and collectively as the “Group Companies” or the “Group”.

(C)                             The Group is engaged worldwide in the business of compounding and extrusion, materials handling and service and has a customer base of global corporations and small to medium-sized enterprises in the plastics, chemicals, food and aluminium industries. These activities as carried out by the Group on the date of this Agreement are herein referred to as the “Business”.

(D)                            In 2010, Coperion GmbH entered into a sale and lease back transaction regarding the two sites in Baienfurt and Stuttgart with Bricol TG 15 (Lux) S.à r.l. In this context, Coperion GmbH granted a loan to the purchaser of the respective real estate. As a result of said transaction, Coperion GmbH became the owner of a loan receivable in the amount of EUR 16,300,000 against Bricol TG 15 (Lux) S.à r.l. (“Bricol”), which is currently assigned to the Existing Lenders under the Existing Financial Indebtedness (the “Vendor Loan”). It is agreed between the Parties that the Vendor Loan commercially shall not form part of the transaction under this Agreement and shall therefore be carved-out prior to the consummation of the transaction.

(E)                              The Guarantor wishes to ensure the fulfilment of all obligations of the Purchaser under and in connection with this Agreement as set out herein.

It is agreed as follows:

1                                      Interpretation

In this Agreement including the Recitals, unless the context otherwise requires, the provisions of this Clause 1 apply:

1.1                            Definitions

Defined terms shall have the meaning ascribed or referenced to them in Schedule 1.1.

1.2                            Schedules etc.

References to this Agreement shall include reference to any Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to Paragraphs and Parts are to Paragraphs and Parts of the Schedules.

1.3                            Headings

The headings in this Agreement shall not affect its interpretation.

1.4                            German Terms

Where a German term has been added in parenthesis after an English term, only such German term shall be decisive for the interpretation of the relevant English term whenever such English term is used in this Agreement.

1.5                            Legal Terms and Concepts

References to any German legal term or concept shall in relation to any jurisdiction other than Germany be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

2                                      Sale and Assignment of the Shares

2.1                            Sale

Subject to the terms of this Agreement, each Seller, as an individual obligor, hereby sells (verkauft) to the Purchaser all Shares owned by it pursuant to Schedule (A) and the Purchaser hereby accepts such sales. Each of the Shares is sold together with all rights and obligations attaching to it as at the date of this Agreement and the Closing Date with the right to receive profits including profits which have not yet been distributed on or prior to the Closing Date.

2.2                            Assignment

Each of the Sellers, as an individual obligor, hereby assigns (abtreten) with effect as of the Closing, or, if the Closing occurs on a month end, with effect as of the beginning of the day after the Closing 0.00 hrs, to the Purchaser all Shares held by it pursuant to Schedule (A), in each case subject to the conditions precedent (aufschiebende Bedingungen) of (i) all Closing Conditions being fulfilled or waived and (ii) the Share Purchase Prices plus Regular Interest pursuant to Clause 3.2 (if any), and plus Default Interest pursuant to Clause 3.3 (if any), being fully paid in accordance with the terms of this Agreement. The Purchaser hereby accepts such assignments. Each of the Shares is assigned together with all rights and obligations attaching to it as at the Closing with the right to receive profits including profits which have not yet been distributed on or prior to the Closing Date.

2.3                            Consents, Waivers

The Sellers as sole shareholders of the Target Company hereby waive all requirements regarding form and notice of calling and holding a shareholders’ meeting and approve the assignment of the Shares pursuant to Clause 2.2 as required under sec. 4 of the articles of association of the Target Company. The Sellers as sole shareholders of the Target Company also hereby waive all pre-emptive rights, rights of first refusal and other similar rights with respect to any of the shares in the Target Company. Each of the Sellers 6-8 confirms that Section 1365 German Civil Code does not apply to him with respect to the transactions set out in this Agreement.

3                                      Purchase Price

3.1                            Share Purchase Price and Further Consideration

The total consideration for the sale of the Shares under this Agreement shall be

3.1.1                   an amount of EUR 232,100,000 (in words: two hundred thirty-two million one hundred thousand euros), which shall in the following be referred  as the “Share Purchase Price” and the Share Purchase Price, together with the interest accrued on it pursuant to Clause 3.2, if any, shall collectively also be referred to as the “Purchase Price”; plus

3.1.2                   the legal or beneficial transfer of the Vendor Loan PPR (as further specified in Clause 6.3, including the arrangements under Clause 6.3.2, if the transfer cannot be perfected from a legal perspective) to the Sellers to be satisfied after Closing in accordance with Clause 12.1.3.

3.2                            Interest on the Share Purchase Price

The Share Purchase Price shall bear interest (the “Regular Interest”) as follows:

Should the Closing Condition under Clause 5.1.1 not have been fulfilled, other than as a result of non-compliance by the Sellers with their cooperation obligations in relation to merger control filings, by, and solely for this reason pursuant to Clause 8.1 the Closing occurs after,

3.2.1                   31 December 2012, the Share Purchase Price shall bear interest at a rate of 2% per annum from 1 January 2013 (that day included) through 31 January 2013 or, if earlier, the Closing Date (that day not included);

3.2.2                   31 January 2013, in addition to the interest payable under Clause 3.2.1, the Share Purchase Price shall bear interest at a rate of 3% per annum as from 1 February 2013 (that day included) through 28 February 2013 or, if earlier, the Closing Date (that day not included);

3.2.3                   28 February 2013, in addition to the interest payable under Clauses 3.2.1 and 3.2.2, the Share Purchase Price shall bear interest at a rate of 4% per annum as from 1 March 2013 (that day included) through the Closing Date (that day not included).

3.3                            Due Date for Payment, Default Interest

3.3.1                   The Purchase Price shall be due for payment on the Scheduled Closing Date pursuant to Clause 8.2.1 and Clause 8.2.3 simultaneously with the fulfilment of the other Closing Actions.

3.3.2                   To the extent that the Share Purchase Price is not paid when due, the outstanding amounts of the Share Purchase Price shall bear interest at a rate of 3-months EURIBOR + 500 base points p.a. (calculated on an actual/360 days-count basis) for the period from (and including) the due date until and excluding the date of actual payment (the “Default Interest”).

3.4                            Escrow Account

Prior to Closing, Sellers and Purchaser shall jointly appoint Commerzbank AG or UniCredit Bank AG to serve as their joint agent (the “Escrow Agent”) to receive and hold on behalf of the Parties an amount of EUR 7,000,000 as part of the Purchase Price as security for claims of Purchaser (the “Holdback”). The Parties shall instruct the Escrow Agent to open a bank account, to which the Holdback is transferred upon Closing. The Holdback shall be released to the Sellers 18 (eighteen) months after Closing, provided and to the extent that at such time no claims against the Sellers or any of them have been raised by the Purchaser according to Clauses 4, 9 to 11 or in connection with a breach of Clause 6 or any other agreement hereunder, and otherwise as specified in the draft escrow agreement attached in Schedule 3.4. The Parties agree that an escrow agreement substantially as attached as Schedule 3.4 will be concluded upon Closing at the latest. The Parties further agree that the Plumley Litigation shall not hinder the release of the Holdback to the Sellers eighteen (18) months after Closing, unless to the extent that at such time claims for reimbursement of damages incurred have been raised against the Sellers.

3.5                            No Value Added Tax

3.5.1                   The Parties are in agreement that none of the sales and transfers of the Shares hereunder is subject to VAT and that the Purchase Price is without any VAT. None of the Sellers shall opt for VAT.

3.5.2                   To the extent that contrary to the Parties’ assumption and in spite of the Sellers not having opted for VAT the transactions contemplated in this Agreement are subject to VAT, the Purchaser shall pay such VAT in addition to the Purchase Price. VAT on the Purchase Price is due for payment as soon as the Purchaser has received from the relevant Seller an invoice which complies with the provisions of sec. 14 of the German VAT Code (Umsatzsteuergesetz) or a respective other applicable foreign tax provision.

3.6                            Impact of Payments on the Purchase Price

If any payment or other performance is made by any of the Sellers to the Purchaser or by the Purchaser to any of the Sellers in respect of any claim under or in connection with this Agreement, the payment or in case of a non-financial performance its financial value shall be treated as a correction of the consideration paid by the Purchaser to the relevant Seller under this Agreement and such consideration shall be deemed to have been reduced or increased, as the case may be, by the amount of such payment.

3.7                            No Netting

3.7.1                   The Purchaser shall not be entitled to

(i)                                  set-off any rights and claims it may have against a Seller or an Affiliate of a Seller against any rights or claims which the relevant Seller or Affiliate may have under or in connection with this Agreement or otherwise, or

(ii)                               refuse to perform any obligation it may have under or in connection with this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht) (except with respect to the action to be taken simultaneously at the Closing as per Clause 8.2), unless the underlying rights or claims of the Purchaser have been acknowledged in writing by the relevant Seller or have been confirmed by final decision of a competent court (Gericht) or arbitration panel (Schiedsgericht).

3.7.2                   None of the Sellers shall be entitled to

(i)                                  set-off any rights and claims it may have against the Purchaser or the Guarantor or any of their Affiliates against any rights or claims which the Purchaser, the Guarantor or their relevant Affiliate may have under or in connection with this Agreement or otherwise, or

(ii)                               refuse to perform any obligation it may have under or in connection with this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht) — except for the obligation to transfer the Shares under Clause 2.2, where Sellers shall have such right of retention —, unless the underlying rights or claims of the relevant Seller have been acknowledged in writing by the Purchaser or the guarantor (as the case may be) or have been confirmed by final decision of a competent court (Gericht) or arbitration panel (Schiedsgericht).

4                                      No Leakage

4.1                            Sellers’ Warranties and Undertakings

The Sellers

4.1.1                   guarantee by way of an independent promise of warranty (selbständiges Garantieversprechen) pursuant to sec. 311 German Civil Code (BGB) that between the Accounts Date and the date hereof no Leakage other than a Permitted Leakage has occurred or been agreed or resolved upon, and

4.1.2                   undertake to procure and guarantee that between the date hereof and Closing, unless expressly otherwise provided in this Agreement, no Leakage other than a Permitted Leakage will occur or be agreed or resolved upon.

4.2                            Leakage, Permitted Leakage

4.2.1                   “Leakage” shall mean

(i)                                  any payment of dividend or similar distribution including any compensation for the redemption of shares,

(ii)                               any transfer of assets,

(iii)                            any assumption by or for the account of a Group Company of liabilities owed by a Seller or any Affiliate or Related Person of a Seller,

(iv)                           any repayment or waiver, in each case full or partial, by or for the account of a Group Company of debt incurred by a Group Company vis-à-vis a Seller or any Affiliate or Related Person of a Seller

(v)                              any payment or commitment to pay any fees for, or costs with respect to, the transactions contemplated in this Agreement which are not solely in the interest of the Group Companies,

(vi)                           any waiver or discount or deferral of any claims of any of the Group Companies against any of the Seller or any Affiliate or Related Person of a Seller, or

(vii)                        any other payment or transfer of cash or assets or economic benefit of any other nature,

in each case (A) of (i), (ii), (v), (vi) or (vii) by or for the account of a Group Company to a Seller or any Affiliate or Related Person of a Seller or any third party as legal successor or designee of a Seller or any Affiliate or Related Person of a Seller, and (B) other than a Permitted Leakage.

4.2.2                   “Permitted Leakage” shall mean

(i)                                  any payment or performance made at the written request or with the express written consent of the Purchaser,

(ii)          any payment or performance made pursuant to and in accordance with any of the agreements or other arrangements identified in Schedule 4.2.2(ii), and to the extent the payment is specified in such Schedule,

(iii)         the transfer of the Vendor Loan to Sellers prior to Closing in accordance with Clause 12.1,

(iv)         any other payment constituting Leakage contained in the current business plan as set out in Schedule 4.2.2(iv),

(v)          any other payment of principal or interest under a shareholder loan up to an amount of EUR 10,000,000 in the aggregate to the extent that (a) such shareholder loan is (x) unsecured, (y) subject to an interest rate not exceeding 7% p.a., and (z) repayable at the Closing Date, and (b) the funds are required by the Company and no revolving credit facility with banks is available.

4.3         Legal Consequences

In the event of the incorrectness of a warranty pursuant to Clauses 4.1.1 or 4.1.2 or a breach by any of the Sellers of an undertaking pursuant to Clause 4.1.2, the Sellers shall, without undue delay (unverzüglich), remedy or procure such remediation of the respective Leakage and compensate the relevant Group Company and Purchaser for any losses, damages (including indirect damages and consequential damages, but excluding lost profits (entgangener Gewinn), costs and expenses incurred by such Group Company or the Purchaser in connection with the respective Leakage. Any remediation of a Leakage pursuant to the foregoing sentence shall be made, in the Purchaser’s absolute discretion, by way of restitution in kind (Naturalrestitution) or monetary damages (Schadensersatz in Geld), including by way of

(i)           repayment in the event the Leakage consists in a payment,

(ii)          restitution (Herausgabe) or, to the extent restitution cannot be effected, compensation (Wertersatz) in the event the Leakage consists in a delivery of assets,

(iii)         re-assumption of or, to the extent re-assumption cannot be effected, indemnification from, the relevant liabilities in the event that the Leakage consists in an assumption of liabilities,

(iv)         release of the relevant Group Companies from the commitments or similar liabilities constituting the Leakage, or

(v)          otherwise as agreed by the Purchaser.

5             Conditions to Closing

5.1         Closing Conditions

The obligations of the Sellers and the Purchaser to perform the actions at the Closing pursuant to Clause 8.2 shall be subject to the following conditions precedent (aufschiebende Bedingungen) (the “Closing Conditions”):

5.1.1      The acquisition of the Shares by Purchaser hereunder may be lawfully consummated pursuant to the merger control laws of Germany, Russia and Turkey,

or any other jurisdiction where the Parties agree in writing that notification proves to be legally required, without being subject to limitations or conditions (Auflagen oder Bedingungen) other than those which the Purchaser shall accept pursuant to Clause 5.2.1 (the “Merger Control Closing Condition”).

5.1.2      The German Federal Ministry of Economics (Bundesministerium für Wirtschaft und Technologie)

(i)                                  has issued a clearance certificate (Unbedenklichkeitsbescheinigung) pursuant to sec. 53 para. 3 Foreign Trade Regulation (AWV) in relation to the acquisition of the Shares pursuant to this Agreement (the “Clearance Certificate”), or

(ii)          has within one month after receipt of a due application for a Clearance Certificate neither issued such Clearance Certificate nor initiated a formal investigation pursuant to sec. 53 para. 1 sentence 1 AWV in relation to the acquisition of the Shares pursuant to this Agreement, or

(iii)         has, in the event that a Clearance Certificate has not or not duly been applied for, failed to initiate a formal investigation pursuant to sec. 53 para. 1 sentence 1 AWV in relation to the acquisition of the Shares pursuant to this Agreement within three months after signing of this Agreement, or

(iv)                         has, in the event of a formal investigation pursuant to sec. 53 para. 1 sentence 1 AWV, failed to prohibit the acquisition of the Shares pursuant to this Agreement or to impose any conditions or obligations on the Purchaser, which the Purchaser neither accepts nor has to accept, in either case within the two months’ period specified in sec. 53 para. 2 AWV.

5.1.3      Between the Signing Date and the Closing Date no material adverse change (the “Material Adverse Change”) has occurred.

(i)           Material Adverse Change shall mean

(a)        any one or more event or events (such as fire, explosion, loss or destruction, material cases or investigations with respect to breaches of anti-bribery, antitrust or similar laws, major fraud cases, major labour disruptions or major product incidents) which has or have materially adversely affected or disrupted, or is or are reasonably likely to materially adversely affect or disrupt (a) the ability of the Group to continue to conduct its Business or (b) the reputation of the Group, in each case as a whole, and that is or are not cured or not capable of being cured, provided that if the effects of all relevant events are fully cured within 25 Business Days after Sellers became aware of the relevant events, such events shall no longer be considered a Material Adverse Change, and further provided that any cure after such 25 Business Day period shall not be taken into account unless accepted in writing by the Purchaser, or

(b)        any one or more event or events (including changes in the political, economic, business or industry conditions) which result(s) or is or are reasonably likely to result either (a) in a reduction of the consolidated EBITDA of the Group of EUR 10,000,000 or more during at least two different twelve months periods in the 36-month period following the event or events constituting the Material Adverse Change, or (ii) in a reduction of the consolidated EBITDA of the Group of EUR 15,000,000 or more during at least one twelve month period in the 36-month period following the event or events constituting the Material Adverse Change, and that is or are not cured or not capable of being cured, provided that if the effects of all relevant events are fully cured within 25 Business Days after Sellers became aware of the relevant events, such events shall no longer be considered a Material Adverse Change, and further provided that any cure after such 25 Business Day period shall not be taken into account unless accepted in writing by the Purchaser.

(c)        A Material Adverse Change under Clause (a) above shall, however, only exist if the respective event or more related events result in or are reasonably likely to result in a reduction of the enterprise value of the Group by at least EUR 40,000,000, as determined under IDW-S1 (Discounted Cash Flow-Method).

(d)        The term “EBITDA” shall mean Earnings before interest (income and expenses), taxes (on income and revenue), depreciation and amortization.

(e)        For purposes of this Clause 5.1.3, the Sellers shall be deemed to have been aware of the relevant events as set out in Clause 5.1.3(i)(a) and (b) above, (i) in case of a Purchaser MAC Notice, on the day of receipt of the Purchaser MAC Notice by the Sellers, and (ii) in case of a Sellers MAC Notice, on the day set out in the Sellers MAC Notice.

(f)         Full curing of the Material Adverse Change for the purpose of Clauses (a) and (b) above shall be deemed to have taken place, if the respective measures within the prescribed periods result in a situation where the respective financial thresholds provided in Clauses (b) and (c) are no longer met by more than 90 per cent.

(ii)          The Sellers shall notify the Purchaser before the Closing in writing and in sufficient detail if the Sellers, before Closing, become aware of a Material Adverse Change together with a statement (i) on which date the Sellers became aware of the relevant events, and (ii) whether the Sellers intend to cure in accordance with Clause 5.1.3(i)(a) or (b), as the case may be, (the “Sellers MAC Notice”). In the Sellers MAC Notice, the Sellers shall provide the Purchaser with all available documents and other information allowing the Purchasers to understand the occurrence of a Material Adverse Change, provided that the level of documentation shall not affect the validity of the Sellers MAC Notice.

(iii)         In the event that, prior to the Closing, a Material Adverse Change has occurred in the opinion of the Purchaser, the Purchaser shall notify the Sellers in writing thereof and shall set forth in sufficient detail the underlying facts and reasons for this opinion (the “Purchaser MAC Notice”), provided that the degree of detail shall not affect the validity of the Purchaser MAC

Notice. In the Purchaser MAC Notice, the Purchaser shall provide the Sellers with all documents or information available to them supporting the allegation that a Material Adverse Change has occurred, provided that the level of documentation shall not affect the validity of the Purchaser MAC Notice. If the Sellers do not agree that such facts constitute a Material Adverse Change and/or wish to cure in accordance with Clause 5.1.3(i)(a) or (b), as the case may be, they shall within ten Business Days after receipt of the Purchaser MAC Notice notify the Purchaser in writing of this together with their reasons (the “MAC Dispute Notice”). In the MAC Dispute Notice, the Sellers shall provide the Purchaser with all available documents and other information supporting their allegation that a Material Adverse Change has not occurred, provided that the level of documentation shall not affect the validity of the MAC Dispute Notice.

(iv)         If (i) the Parties do not reach within ten Business Days after the receipt of the MAC Dispute Notice an agreement whether a Material Adverse Change has occurred, or (ii) the Material Adverse Change has not been cured according to Clauses (a) or (b) above, then this issue shall be resolved by an arbitration tribunal (the “Arbitration Tribunal”) consisting of (a) Christian Dyckerhoff, BDO Deutsche Warentreuhand AG, as chairman (if he is not conflicted, which the Parties will clarify within ten Business Days after the Signing Date), and in case of a conflict or unavailability of Mr. Dyckerhoff by another senior auditor from an audit firm independent of the Parties to be jointly agreed by the Parties in good faith within ten Business Days from the date on which a conflict of Mr. Dyckerhoff becomes apparent, (b) one arbitrator appointed by the Purchaser but independent of the Purchaser, and (c) one arbitrator appointed by the Sellers but independent of the Sellers at the latest within fifteen Business Days after receipt of the MAC Dispute Notice (the “Fast Track Arbitration”).  Should Christian Dyckerhoff, BDO Deutsche Warentreuhand AG, become unavailable or conflicted and the Parties are unable to agree on an independent chairman within the above period in spite of good faith efforts, the chairman shall be appointed without undue delay (unverzüglich) by the German Arbitration Institution (DIS) upon request of either Party. Should the Sellers or the Purchaser not appoint their respective arbitrators within the prescribed period, then such arbitrator shall be appointed by DIS upon request of the respective other Party. The place of arbitration of the Fast Track Arbitration shall be Frankfurt am Main.

(v)          Either Party shall be allowed to initiate the Fast Track Arbitration by written notice to the Arbitration Tribunal, once completely appointed, and the other Parties, enclosing the Purchaser MAC Notice and the MAC Dispute Notice and specifying that a decision by arbitration thereof is required. The Arbitration Tribunal, the Purchaser and the Sellers’ Agent (and their respective advisors if desired) shall convene (with participation by way of a video conference being permissible) for an oral hearing not later than ten Business Days and not earlier than seven Business Days after the arbitrators have been served with the respective notification as per the first sentence of this Subclause (v). As evidence the Arbitrational Tribunal shall admit only such documents and statements of witnesses and expert witnesses which the Purchaser and the Sellers’ Agent make available to the Arbitration Tribunal and each other at least two Business Days prior to the hearing (including written witness statements) at such oral hearing; the Purchaser and the Sellers’ Agent shall also be entitled to submit, within the foregoing time limit, briefs in support of their position to the Arbitration Tribunal; the Arbitration Tribunal shall be entitled to use the services of an independent auditor if no auditor sits on the panel as chairman. Within ten Business Days after conclusion of the oral hearing the Arbitrational Tribunal shall render its decision in writing, provided that in case the Arbitration Tribunal finds that the Purchaser has submitted a plausible case that a Material Adverse Change has occurred without having provided full proof of such Material Adverse Change, then the Arbitration Tribunal shall (a) defer its decision and (i) give the Purchaser a reasonable period of time of not less than 25 Business Days, but not more than 40 Business Days to provide additional proof and (ii) give both Parties the opportunity to submit additional briefs in support of their positions, (b) set dates for an additional oral hearing and the final decision of the Arbitration Tribunal. Sec. 1025 et seq. of the German Civil Procedural Code (ZPO) shall apply. For the avoidance of doubt, the Arbitration Tribunal shall decide solely upon the question whether a Material Adverse Change has occurred or not. Irrespective of whether it has been argued as a basis for such occurrence, the above Arbitration Tribunal shall not decide upon a claim based on breach of contract (e.g. a breach of the Sellers’ Guarantees) under this Agreement being justified or not. Until the Arbitration Tribunal has rendered and served its decision, the Closing shall be suspended. The costs of the Arbitration Tribunal shall be borne by such Party loosing the Fast Track Arbitration.

5.2         Satisfaction of Closing Conditions

5.2.1      The Purchaser shall notify the competent merger control authorities in Germany, Russia and Turkey of the transactions contemplated in this Agreement on its own behalf and with respect to any corresponding notification obligation of the Sellers no later than five Business Days after the date of this Agreement unless applicable mandatory law or regulations require an earlier notification.

Such notification as well as all requests and enquiries from the relevant merger control authorities which relate to the satisfaction of the Merger Control Closing Condition shall be dealt with by the Purchaser in consultation with the Sellers provided, however, that the contents of the notification and any responses to any such request or enquiry, to the extent relating to the Group or the Sellers, shall require, if reasonably practicable, prior written approval by the Sellers which shall not be unreasonably withheld, delayed or conditioned. The Sellers and the Purchaser shall promptly and closely co-operate in preparing the notification and, if reasonably practicable, in any discussions or negotiations with the relevant merger control authorities and the Purchaser shall without undue delay (unverzüglich) submit all necessary information required by the merger control authorities; in respect of this obligation each Seller shall, in relation to information concerning the respective Seller or its Affiliates, be obliged as an individual obligor. If the merger control authorities are prepared to grant their approval only subject to compliance with specific conditions or obligations to be imposed upon the Purchaser, the

Purchaser shall be obliged to accept the imposition of such conditions and obligations, unless such imposition would cause undue commercial hardship to the Purchaser or its Affiliates. The Parties acknowledge that a condition or obligation causes undue commercial hardship if it implies the divestiture of any material asset or participation of the Purchaser’s group or the Group. An asset or a participation shall be considered material if it is material to either respective group taken as a whole.

5.2.2      The Purchaser shall apply for a Clearance Certificate pursuant to and in accordance with sec. 53 para. 3 sentence 1 AWV together with a request for the acknowledgement of the completeness of the documentation and the commencement of the two months’ period referred to in sec. 53 para. 2 sentence 4 AWV no later than five Business Days after the date of this Agreement. Such application and submission as well as all requests and enquiries from the German Federal Ministry of Economics which relate to the satisfaction of the Closing Condition pursuant to Clause 5.1.2 shall without undue delay be dealt with by the Purchaser in consultation with the Sellers provided, however, that the contents of any such application and submission and any responses, to the extent relating to the Group or the Sellers, to any such request or enquiry shall require, if reasonably practicable, prior written approval by the Sellers which shall not be unreasonably withheld, delayed or conditioned. The Sellers and the Purchaser shall promptly and closely co-operate in preparing any filings and, if reasonably practicable, communications to be submitted to, as well as in any discussions or negotiations with, the German Federal Ministry of Economics and the Purchaser shall without undue delay (unverzüglich) submit all necessary information required by the authorities; in respect of this obligation, each Seller shall, in relation to information concerning the respective Seller or its Affiliates, be obliged as an individual obligor. If the German Federal Ministry of Economics is prepared to grant its approval only subject to compliance with specific conditions or obligations to be imposed upon the Purchaser, the Purchaser shall be obliged to accept the imposition of such conditions and obligations, unless such imposition would cause undue commercial hardship to the Purchaser or its Affiliates. The Parties acknowledge that a condition or obligation causes undue commercial hardship if it implies the divestiture of any material asset or participation of the Purchaser’s group or the Group. An asset or a participation shall be considered material if it is material to either respective group taken as a whole.

5.2.3      The Purchaser shall give evidence to the Sellers and the Sellers shall give evidence to the Purchaser of the satisfaction of a Closing Condition or of the impossibility to satisfy such Closing Condition, in each case without undue delay (unverzüglich) after becoming aware of the same.

6             Period until Closing

6.1         Conduct of Business

6.1.1      The Sellers shall not, between the date of this Agreement and Closing, unless expressly otherwise provided in this Agreement, without the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed,

(i)           adopt or permit the adoption of any shareholders’ resolution of the Target Company regarding

(a)        any amendment of the articles of association of the Target Company, or any action that would require an amendment of the articles of association of the Target Company pursuant to applicable law,

(b)        any transformation (Umwandlung) of the Target Company in the meaning of the German Reorganisation Act (Umwandlungsgesetz),

(c)        any execution, amendment or termination of an enterprise agreement (Unternehmensvertrag) or silent partnership agreement,

(d)        any declaration and/or payment of dividends of any kind or any other payments to shareholders, except for the transfer of the Vendor Loan as described in Clause 6.3 and payments under the shareholder loan as described in Clause 4.2.2(v),

(e)        the redemption of any Shares,

(f)         the liquidation of the Target Company,

(g)        any appointment or dismissal of, or any execution of or amendment to any service or employment agreement with, any managing director of the Company,

(ii)          sell, transfer, or create any encumbrances on, any Shares, or grant any options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase or obtain any of the Shares,

(iii)         enter into any transaction, or execute, amend or terminate any agreement, with any of the Group Companies, or

(iv)         offer or otherwise commit to any of the foregoing.

6.1.2      The Sellers shall procure and guarantee by way of an independent promise of warranty (selbständiges Garantieversprechen) pursuant to sec. 311 German Civil Code (BGB) that, between the date of this Agreement and Closing, (A) each Group Company shall, subject to Clauses 4 and 6.1.1, carry on its business as a going concern in the ordinary course of business as carried on prior to the date of this Agreement and use reasonable best efforts to preserve the business intact, (B) without prejudice to the generality of the foregoing, none of the measures set forth in Clause 6.1.1(i) shall be carried out or resolved in relation to any Group Company (other than the Target Company) without the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed, and (C) no Group Company shall, without the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed,

(i)           take any action outside the ordinary course of business that could reasonably be expected to endanger the continued availability of the services of current officers, employees and consultants or the goodwill and present status of business relationships,

(ii)          sell, transfer, encumber or otherwise dispose of any owned Intellectual Property Right or Owned Real Property,

(iii)         enter into, amend or terminate any of the agreements referred to in Clause 9.10 outside the ordinary course of business,

(iv)         adopt or amend any agreement, plan or other instrument regarding pension plans or, only outside the ordinary course of business, other employee benefits,

(v)          sell or deliver any products or technology to any country referred to in Schedule 6.1.2(v) or such other country which may be included after the date hereof in any list of prohibited countries pursuant to any U.S. export control laws or regulations, including with respect to sanctions and embargos, unless specifically otherwise addressed in Schedule 6.1.2(v) with respect to Iran,

(vi)         amend or terminate the employment agreements with any of the Sellers 6 through 8; or

(vii)        offer or otherwise commit to any of the foregoing.

6.2         Release of Securities, Bank Guarantees

6.2.1      On the Closing Date, the transactions contemplated under this Agreement (i.e. the Sellers ceasing to control the Target Company) will constitute a mandatory prepayment-event under the existing debt financing of the Group Companies described in Schedule 6.2.1 (the “Existing Financial Indebtedness”). As a consequence, upon such change of control, all facilities under the Existing Financial Indebtedness will be cancelled and all outstanding amounts shall be immediately due and payable. In relation to the guarantees and letters of credit issued under such debt financing for the Group Companies and outstanding on the Closing Date, the change of control requires the immediate provision of cash cover and/or the issuance of back-to back bank guarantees in accordance with the requirements set out in the underlying credit documentation. The same applies in case of a voluntary cancellation / prepayment.

6.2.2      Subject to the simultaneous release of security as set out in Clauses 6.2.4 and 6.2.5, the Purchaser shall therefore make available or cause to be made available on the Closing Date the relevant funds required for the (voluntary) repayment or prepayment of the Existing Financial Indebtedness, including such funds required to provide cash cover, and/or issue back-to-back bank guarantees in relation to the outstanding guarantees and letters of credit, but excluding any amounts resulting from cancellation or prepayment penalties or similar costs and expenses (the “Prepayment Penalties”), which will be borne and made available by the Sellers (or, if agreed by the Purchaser, paid by the Purchaser for the Sellers by payment of a corresponding portion of the Purchase Price to the Existing Lenders through the Agent). If and to the extent that Coperion GmbH in the reasonable judgment of the management of the Group — without resorting to the funds of the other Group Companies and taking into account the operative needs of the Group — is able to make available funds to repay the Working Capital Pay-Off Amount and the Hedging Costs (both as defined below), it is agreed between the Parties, that Coperion GmbH shall provide such funds upon request by the Purchaser.

The payment of such funds shall in each case be made by or on behalf of the relevant Group Companies to the agent and security agent of the finance parties (the “Agent” and “Security Agent”) for distribution to the relevant banks of the relevant Group Companies (the “Existing Lenders”) in compliance with a flow of funds statement agreed between the Parties prior to the Scheduled Closing Date (the “Flow of Funds Statement”).

The Prepayment Penalties shall not include any costs and expenses resulting from the cancellation of the interest hedging incurred by the Group Companies (the “Hedging Costs”); such cancellation shall be effected simultaneously with the cancellation of the Existing Financial Indebtedness, whereby the respective costs and expenses shall be borne by the Group Companies and not the Sellers. The Sellers shall procure that the respective costs and expenses will be paid when due.

6.2.3      The Sellers shall

(i)           procure that the Agent provides the Target Company and the Purchaser at least three (3) Business Days prior to the Closing Date, at the latest, with a statement (the “Pay-off Declaration”) setting forth:

(a)        the aggregate amount of such part of the Existing Financial Indebtedness remaining outstanding as of the Closing Date, which had been used by the Target Company for the acquisition of Coperion Group in 2007, plus any accrued and unpaid interest, fees and costs and any Prepayment Penalties until and including the Closing Date under or in connection with the Existing Financial Indebtedness (the “Acquisition Pay-off Amount”), and

(b)        the aggregate amount of any other part of the Existing Financial Indebtedness remaining outstanding as of the Closing Date, plus any accrued and unpaid interest, cash cover amounts, fees and costs and any Prepayment Penalties until and including the Closing Date under or in connection with the Existing Financial Indebtedness (the “Working Capital Pay-off Amount”, and together with the Acquisition Pay-off Amount, the “Total Pay-off Amount”), and

(c)        the amount and number of back-to-back guarantees to be provided as an alternative to any cash cover for existing letters of credit (this however contingent upon the Purchaser having provided sufficient information to the Agent and the Existing Lenders about the banks issuing such back-to-back guarantees so that the Existing Lenders will confirm that said guarantees are acceptable to them)

owing and payable or (in the case of back-to-back guarantees) to be submitted to the Agent and the Existing Lenders;

(ii)          procure that the Target Company shall provide the Agent with the notice of voluntary cancellation / prepayment in relation to the Existing Financial Indebtedness, upon instruction of the Purchaser, at least seven Business Days prior to the Closing Date, that such notice shall be issued. In case the Purchaser fails to (p)repay the Existing Financial Indebtedness on the day specified in such notice, including the provision of cash cover or back to back guarantees, due to a breach of its contractual obligations under this Agreement, it shall indemnify the Sellers and the relevant Group Companies in accordance with applicable law.

(iii)         the details of the account into which the funds required to prepay and/or repay the Existing Financial Indebtedness shall be paid.

6.2.4      The Sellers shall — however, subject to Clauses 6.2.5 and 6.2.6 — procure that the Existing Lenders and the Security Agent release the existing security granted to them over any shares in the Group Companies and over any other assets (including, but not limited to, the Group Companies’ security interests which are listed in Schedule 6.2.1 (the “Group Companies’ Securities”), and reassigns and / or retransfers, if applicable, such assets to the respective Group Companies as security grantors, with effect as of Closing but upon the condition precedent (aufschiebende Bedingung) that the Agent has irrevocably and unconditionally received the Total Pay-Off Amount, by presenting executed release agreements between the relevant Existing Lenders, the Security Agent, the Target Company and the respective Group Companies or other appropriate release and/or reassignment or retransfer instruments reasonably acceptable to the Purchaser (the “Release Agreements”). Pending such release, the Sellers shall indemnify the Group Companies from any amounts payable in respect of the Group Companies’ Securities.

6.2.5      With respect to the land charges granted in favour of the Existing Lenders / the Security Agent it is the understanding of the Parties that for fulfilment of the security release as set out in Clause 6.2.4, the filing of a cancellation notice (Löschungsbewilligung) together with a notarial statement (Notarbestätigung) that there are no obstacles in relation to the registration in the land register (Grundbuch) will be sufficient.

6.2.6      The Sellers shall further use reasonable best efforts that the Group Companies, the Existing Lenders and/or the Security Agent make the relevant declaratory notifications, filings and registrations in relation to the release of the above-mentioned security interests without undue delay.

6.2.7      To the extent the release mechanism under this Clause 6.2 requires further amendments after the Signing Date following from the outcome of the discussions with the Existing Lenders, the Parties shall duly cooperate and take all appropriate measures to effect a release of the Group Companies’ Securities in due course in connection with the Closing.

6.3         Vendor Loan

6.3.1      The Vendor Loan as referred to in Recital (D) shall be carved out as follows:

Prior to the Closing Date the Vendor Loan will be sold and transferred — both contingent however upon the reassignment of the Vendor Loan effective as of the release of all security granted under the Existing Financial Indebtedness or upon the consent of the Existing Lenders — to the Sellers against a total consideration of EUR 16,300,000 (plus interest accrued thereon until effectiveness of the sale); the consideration is in the following referred to as the vendor loan purchase price receivable (the “Vendor Loan PPR”).

6.3.2      If the transfer of the Vendor Loan cannot be effected due to the fact that Bricol — as the contractual partner of the Group and the owner of the real estate to which the Vendor Loan relates — does not consent to the respective transfer, the Sellers shall become the beneficial owner of the Vendor Loan and Coperion GmbH shall act as legal owner and trustee for the Sellers (treuhänderisches Halten des Vendor Loans durch Coperion GmbH für die Verkäufer). Apart from this, if and to the extent the sale and transfer provided in this Clause 6.3.2 cannot validly be effected (including but not limited to the missing consent by Bricol), the Parties will undertake all measures so to put Sellers, Purchaser, Coperion GmbH and the Target Company economically into a position that would as close as possible come to a situation that would have existed if the sale and transfer of the Vendor Loan had been valid.

6.3.3      Prior to the Closing Date, the Target Company will by way of a shareholders’ resolution resolve on the distribution at the level of Coperion GmbH of an amount equalling to the amount of the Vendor Loan PPR, whereby the respective resolution will also provide for the conversion of the payment claim resulting from the distribution into a loan from the Target Company to Coperion GmbH and the possibility that the claim of the Target Company resulting from the loan may also be satisfied by way of a transfer in kind of the Vendor Loan PPR.

6.3.4      For the avoidance of doubt, any Taxes of the Target Company or Coperion GmbH resulting from the transactions set out in Clause 6.3 or 12.1 shall be borne by the Sellers in the form of a separate indemnity, whereby no loss carry forward available at the level of Coperion GmbH as per Closing Date may be used or credited to the Sellers in connection therewith, and if any such loss carry forward is so used, the Sellers shall fully indemnify the Purchaser for such use, whereby for the avoidance of doubt, any losses carry forward available at the level of the Target Company may be fully used in connection with the transactions set out in Clause 6.3 or 12.1.

6.3.5      In addition, and only for purposes of the steps in Clauses 6.3 or 12.1, the Sellers warrant in the form of an independent promise of warranty (selbständiges Garantieversprechen) pursuant to sec. 311 German Civil Code (BGB) that as of the Signing Date and as of the Closing Date:

(i)           the Target Company has sufficient distributable equity on its statutory commercial balance sheet to make the distribution set out in Clause 12.1; and

(ii)          Coperion GmbH has sufficient distributable equity on its statutory commercial balance sheet to make the distribution set out in Clause 6.3.

In the event of a breach of a the warranty pursuant to this Clause 6.3, the Sellers shall be obliged to compensate the Purchaser or, upon the Purchaser’s written Notice the Target Company and/or Coperion GmbH, by way of monetary damages (Schadensersatz in Geld) in an amount equal to the damage suffered by the Purchaser or the Target Company and/or Coperion GmbH in connection with the breach; the obligations of the Sellers to compensate the Purchaser shall include indirect damages and consequential damages, but shall exclude lost profits (entgangener Gewinn).

6.3.6      Sellers and Purchaser shall procure that Coperion GmbH and Target Company duly issue certificates according to Sec. 27 para 3 German Corporate Income Tax Act, if and insofar the distributions set out in Clause 6.3 and 12.1 could be funded out of the tax contribution account (steuerliches Einlagekonto). The provisions of Clauses 11.4, 11.5.3 and the limitations pursuant to Clause 10.6.3 shall apply accordingly with regard to any claims under this Clause 6.3. The other limitations in Clauses 10 and 11 shall not apply.

6.4          Coperion Real Estate Verwaltungs GmbH and Coperion Real Estate GmbH & Co. KG

6.4.1      The Sellers shall ensure that the term “Coperion” shall be deleted from the firm name of Coperion Real Estate Verwaltungs GmbH prior to the Closing. The Sellers confirm that none of them and none of their Affiliates or Related Persons (other than the Group Companies) has any rights with respect to the term or name “Coperion”.

6.4.2      The Sellers shall ensure that Coperion GmbH shall withdraw from Coperion Real Estate GmbH & Co. KG prior to the Closing Date without any receivables, liabilities or obligations for Coperion GmbH, and the Sellers shall indemnify and hold harmless Coperion GmbH from any and all obligations and liabilities which it may have now or in the future in connection with its current partnership interest (Kommanditbeteiligung) in Coperion Real Estate GmbH & Co. KG or any actions or omissions in that connection. Sellers confirm that as of the Signing Date and as of the Closing Date, Coperion Real Estate GmbH & Co. KG has no assets.

7             Right to Withdraw

7.1         Non-fulfilment of Closing Conditions

7.1.1      If the Merger Control Closing Condition is not satisfied within 100 (hundred) days of the date of this Agreement, or such other date as mutually agreed in writing between the Purchaser and the Sellers, or can definitely not be fulfilled, the Sellers (only jointly) on the one hand and the Purchaser on the other hand may, prior to the fulfilment or waiver of all Closing Conditions, withdraw from this Agreement (Rücktritt) with immediate effect. No withdrawal right for the Purchaser shall exist, if and for so long as the non-fulfilment of the Merger Control Closing Condition results from a breach of Purchaser’s responsibilities under this Agreement.

7.1.2      If the Closing Condition provided in Clause 5.1.2 is not satisfied within 100 (hundred) days from the date of this Agreement, or such other date as mutually agreed in writing between the Purchaser and the Sellers, or can definitely not be fulfilled, the Sellers (only jointly) on the one hand and the Purchaser on the other hand may, prior to the fulfilment or waiver of all Closing Conditions, withdraw from this Agreement (Rücktritt) with immediate effect. No withdrawal right for the Purchaser shall exist, if and for so long as the non-fulfilment of the Closing Condition provided in Clause 5.1.2 results from a breach of Purchaser’s responsibilities under this Agreement.

7.1.3      In case of a notice with respect to an alleged Material Adverse Change for the purpose of Clause 5.1.3, the Purchaser shall be entitled to withdraw from this Agreement as follows:

(i)           in case of Clause 5.1.3(ii) within a period of thirteen Business Days after (i) the receipt of the Sellers MAC Notice and (ii) if the Material Adverse Change is intended to be cured by the Sellers as set out in the Sellers MAC Notice, after the periods referred to in Clauses 5.1.3(i)(a) and 5.1.3(i)(b) in connection with Clause 5.1.3(i)(e), whichever is later;

(ii)          in case of Clause 5.1.3(iii), if a MAC Dispute Notice has been served, within a period of seven Business Days after (a) either the Sellers’ Agent has agreed subsequent to the MAC Dispute Notice that a Material Adverse Change has occurred and no cure was intended or the Sellers acknowledge that the cure was not possible or not successful or has been abandoned, or (b) the Arbitration Tribunal has rendered its decision that a Material Adverse Change has occurred and either (x) the Sellers have not stated in the Sellers MAC Notice or the MAC Dispute Notice, as the case may be, that they intend to cure in accordance with Clauses 5.1.3(i)(a) or 5.1.3(i)(b), or (y) the Arbitration Tribunal has also rendered a decision that the cure was not possible or not successful or has been abandoned; and

(iii)         in case of Clause 5.1.3(iii), if no MAC Dispute Notice has been served, within a period of twenty Business Days after receipt of the Purchaser MAC Notice by the Sellers.

The Purchaser and the Sellers can mutually agree to prolong the above notice periods if needed. If no withdrawal right according to this Clause 7.1.3 is exercised within the prescribed periods, the Closing shall occur in accordance with this Agreement.

7.1.4      In the event that any Closing Action under Clause 8.2 has not been performed or waived within 15 Business Days from the Scheduled Closing Date, either the Sellers (jointly) on the one side or the Purchaser on the other side may withdraw from this Agreement by written notice to the respective other Parties, unless the non-performance of any Closing Action is within the control of the Party stating the withdrawal and/or such Party is otherwise in breach of this Agreement, and provided that the withdrawal shall be deemed void and shall not have any effect, if at the time when the notice is received by the respective other Parties all Closing Actions have been performed or waived. As long as the Sellers and the Purchaser have a dispute as to whether a Material Adverse Change has occurred, the right of withdrawal under this Clause 7.1.4 shall be suspended.

7.1.5      In the event that the Share Purchase Price plus Regular Interest and/or plus Default Interest are not or not fully paid by the Purchaser (i) within ten Business Days from the due date specified in Clause 3.3.1 and (ii) within additional ten Business Days upon receipt of a respective reminder of the Sellers in writing, the Sellers shall be entitled to withdraw from this Agreement with immediate effect, unless (i) a dispute process as to whether a Material Adverse Change has occurred has been initiated by the Parties in accordance with Clause 5.1.3, or (ii) a dispute on the amount of the Regular Interest or the Default Interest exists between the Parties.

7.1.6      The right to withdraw may be exercised by the Purchaser by sending a written Notice of withdrawal to the Sellers and by the Sellers (only jointly) by sending a written Notice of withdrawal to the Purchaser.

7.2         Consequences of Withdrawal

7.2.1      In the event of a withdrawal, the provisions set out in Clauses 1, 7.2.1, and Clauses 13 to 16 shall continue to be effective. All other provisions and obligations of the Parties shall cease to have effect.

7.2.2      Any failure to exercise a right to withdraw from this Agreement shall under no circumstances be deemed to constitute a waiver of any other right the Party entitled to such withdrawal may have under or in connection with this Agreement.

8             Closing

8.1         Closing Place and Date

Closing shall take place at the offices of Linklaters LLP, Mainzer Landstraße 16 in 60325 Frankfurt, Germany, on such Business Day that is eight Business Days after the date on which all Closing Conditions have been fulfilled (the “Scheduled Closing Date”), but not prior to November 30, 2012, and not between December 21, 2012 and December 31, 2012. Alternatively, Closing may also take place at such other location, time or date as may be agreed between the Sellers and the Purchaser.

8.2         Closing Actions

At Closing, the Sellers and the Purchaser shall take the following actions (the “Closing Actions”) simultaneously (Zug um Zug):

8.2.1                   Execution of the escrow agreement as provided in Clause 4.3 unless such escrow agreement has been executed prior to Closing.

8.2.2                   The Purchaser shall pay the Share Purchase Price plus Regular Interest (if any) and/or plus Default Interest (if any) less the amount of the Holdback and less any Prepayment Penalties, if any, to the Sellers in accordance with Clause 16.2(i).

8.2.3                   The Purchaser shall pay the Holdback to the escrow account as further specified in the respective escrow agreement (Schedule 3.4).

8.2.4                   The Purchaser shall pay the Acquisition Pay-off Amount and the Working Capital Pay-off Amount as provided in Clause 6.2.3 and as instructed by the Existing Lenders in accordance with Clause 6.2; Clause 6.2.7 shall remain unaffected.

8.2.5                   The Parties shall procure that the Group Companies shall pay the Hedging Costs as provided in Clause 6.2.2.

8.2.6                   The Sellers shall make available to the Purchaser the Release Agreements or other release and/or reassignment or retransfer instruments as set forth in Clause 6.2.4; Clause 6.2.7 shall remain unaffected.

8.2.7                   The Sellers shall deliver or make available to the Purchaser letters of resignation by the members of corporate bodies of the Group Companies, with effect as of Closing, to the extent such members are set out in Schedule 8.2.7.

The Sellers may waive, in whole or in part, each of the Closing Actions set forth in Clauses 8.2.2 to 8.2.4 by written notice to the Purchaser; this shall apply mutatis mutandis to the Purchaser with respect to the Closing Actions set forth in Clauses 8.2.6 and 8.2.7. The effect of a waiver shall be limited to eliminating the need for the respective Closing Action to be performed at the Closing and shall not prejudice any claims the Sellers or, respectively, the Purchaser, may have on the basis of any circumstances relating to the non-performance of such Closing Action.

By way of signing appropriate closing minutes, substantially as attached as Schedule 8.2, the Sellers and the Purchaser shall confirm to each other that the Closing Conditions have been fulfilled or waived and the Closing Actions have been taken in accordance with this Agreement and that the Closing has occurred. As a matter of precaution, the Sellers and the Purchaser shall waive, to the extent legally permissible, the fulfilment of the Closing Conditions in such minutes. Except as specifically set out therein the legal effect of such closing minutes shall be limited to the foregoing purposes, but shall not limit or prejudice in any other manner the rights of the Purchaser or the Sellers under or in connection with this Agreement.

The Parties shall notify the acting notary of the completion of the Closing by forwarding a copy of the signed closing minutes to him. In accordance with Sec. 40 para. 2 Act on limited liability companies (GmbHG), the notary will then submit a new list of shareholders to the commercial register.

9             Sellers’ Warranties

The Sellers guarantee by way of an independent promise of warranty (selbständiges Garantieversprechen) pursuant to sec. 311 German Civil Code (BGB), and exclusively with the remedies pursuant to Clause 10 which form an integral part and define the scope of this promise of warranty, that the statements set forth in this Clause 9 (the “Sellers’ Warranties”) are true and correct as of the date of this Agreement and the Closing Date unless to the extent expressly stated otherwise in the respective Seller’s Warranty. The Sellers’ Warranties pursuant to Clauses 9.1, 9.2.2, 9.2.3 and 9.2.6 are given by each Seller as an individual obligor and only in relation to itself and to those of the Shares sold by it under this Agreement.

9.1         Sellers’ Capacity

9.1.1      Seller 1 through Seller 4 are duly established and existing partnerships and have unrestricted power, authority and capacity to execute this Agreement and enter into the transactions contemplated by this Agreement. Seller 5 is a duly incorporated and existing company with limited liability and has unrestricted power, authority and capacity to execute this Agreement and enter into the transactions contemplated by this Agreement. Seller 6 through Seller 8 are natural persons and have unrestricted authority and capacity to execute this Agreement and enter into the transactions contemplated by this Agreement. All necessary corporate consents for these transactions have been given, and no third party consents or authorisations, other than those expressly set forth in this Agreement, are necessary in connection with the execution and consummation of this Agreement by any of the Sellers.

9.1.2      No insolvency or similar proceedings have been, or have been threatened to be, opened or applied for regarding the assets of any Seller, and there are no circumstances which would require or justify the opening of or application for such proceedings. None of the Sellers is illiquid (zahlungsunfähig), and none of the Sellers 1 through 5 is over-indebted (überschuldet).

9.1.3      There is no action, suit, investigation or other proceeding pending or threatened in writing against or affecting any Seller or any of the Group Companies before any governmental authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the execution or consummation of this Agreement or the transaction contemplated herein, and there are no circumstances likely to give rise to any of this.

9.2         Legal Situation of the Shares

9.2.1      The Shares have been validly issued in compliance with applicable law.

9.2.2      As of the Signing Date and as of the Closing Date, each Seller is the sole unrestricted legal and beneficial owner of the Shares sold by such Seller under this Agreement.

9.2.3      As of the Signing Date and as of the Closing Date, the Shares are not pledged (verpfändet), not attached (gepfändet), and are free of any other encumbrances (Belastungen) and other third party rights, including expectancy rights, and not subject to any restrictions in respect of the sale or assignment pursuant to Clause 2, except as set forth in this Agreement and except for the security rights granted under the Existing Financial Indebtedness, and are not subject to any (i) trust arrangement (Treuhandverhältnis), sub-participation (Unterbeteiligung) or similar arrangement, (ii) pending transfer or other disposition (Verfügung), (ii) sale, contribution or other contractual arrangement creating an obligation to transfer or encumber or (iii) shareholders’ resolution on the redemption (Einziehung) of shares, except as disclosed in Schedule 9.2.3.

9.2.4      The Shares constitute the entire registered share capital of the Target Company as set out in Schedule (A) herein. Except as expressly otherwise provided in this Agreement, none of the Sellers, nor any Sellers’ Affiliate or Related Person nor any third party has, with respect to any share in the Target Company, any pre-emptive right (Vorkaufsrecht), right of first refusal (Vorerwerbsrecht), subscription right (Bezugsrecht), option right (Optionsrecht), conversion right (Wandlungsrecht) or similar right, or is party to an agreement that may result in any such rights. There are no agreements which require the allotment, issue or transfer of any debentures in, or securities of, the Group Companies. Clause 2.3 remains unaffected.

9.2.5      The Shares are fully paid in and all contributions have been made in compliance with applicable law and have not been repaid or returned, in whole or in part, whether open or disguised, directly or indirectly, and there have been no payments or transactions in breach of applicable law. The Shares are free of additional payment obligations (Nachschusspflichten).

9.2.6      As at Closing, no third party has any right in or to any shares in the Target Company except for the security rights granted under the Existing Financial Indebtedness.

9.3         Corporate Status of the Target Company

9.3.1      The statements in Recital (A) in respect of the Target Company are true and accurate.

9.3.2      The Target Company has been duly established and is validly existing under the laws of its jurisdiction. The Target Company has the unrestricted right, power, authority and capacity to own its assets and to conduct its business as currently conducted and to own and operate the properties and assets now owned and being operated by it.

9.3.3                   No insolvency proceedings have been commenced or, to Sellers’ Knowledge, applied for in respect of the Target Company. The Target Company is neither over-

indebted (überschuldet) nor unable to pay its due debts (zahlungsunfähig). The Target Company has not been dissolved (aufgelöst).

9.3.4                   The Target Company has not entered into any enterprise agreements within the meaning of sec. 291 and 292 of the Stock Corporation Act (AktG) under which the Target Company is obliged to transfer its profits (or parts thereof) or to subordinate its management (or parts thereof) to a third party.

9.3.5                   Except for its shares in the Subsidiaries, the Target Company does neither directly nor indirectly hold any shares, partnership interest or equivalent participation in any entity.

9.4                            Corporate Status of the Subsidiaries

9.4.1                   The information in Schedule (B) regarding the Target Company’s direct or indirect unrestricted legal and beneficial ownership of the shares in the Subsidiaries is true and accurate.

9.4.2                   Clauses 9.2.3 through 9.2.6 and 9.3.2 are true and accurate with respect to the shares in the Subsidiaries.

9.4.3                   No insolvency proceedings have been commenced or, to Sellers’ Knowledge, applied for in respect of a Subsidiary. No Subsidiary is over-indebted (überschuldet) or unable to pay its due debts (zahlungsunfähig). No Subsidiary has been dissolved (aufgelöst).

9.4.4                   No Subsidiary has entered into any enterprise agreements within the meaning of sec. 291 and 292 of the Stock Corporation Act (AktG) under which such Subsidiary is obliged to transfer its profits (or parts thereof) or to subordinate its management (or parts thereof) to a third party other than a Group Company.

9.4.5                   Schedule 9.4.5 includes for the Group Companies a list (stating the title of the document, parties and date) of all agreements between the Sellers, any Sellers’ Affiliates or Related Persons, any Group Company, any other owner of any interest in any Group Company and/or any other third party which in each case relate to the holding of any interest in such Group Company (the agreements listed or to be listed in Schedule 9.4.5 the “Shareholders’ Agreements”). Except as disclosed in Schedule 9.4.5 and except as provided for in Clause 12.7, (i) the Shareholders’ Agreements are in full force and effect and enforceable against the parties thereto in accordance with their terms, (ii) no party to a Shareholders’ Agreement has given or is reasonably likely to give notice of termination, and no circumstances exist which give any party to a Shareholders’ Agreement the right to terminate or modify such Shareholders’ Agreement, and (iii) no party to a Shareholders’ Agreement is in breach of such agreement or is or is reasonably likely to become unable to meet its obligations.

9.5                            Annual Accounts and Managements Accounts

9.5.1                   The Sellers have delivered to the Purchaser

(i)                                  in respect of each of the Target Company and Coperion GmbH, the audited individual annual accounts as of 31 December 2011 including the audit reports for the financial year ending on the Accounts Date,

(ii)                               in respect of the Group Companies, the audited consolidated annual accounts as of 31 December 2011 including the audit reports for the financial year ending on the Accounts Date (the annual accounts specified in (i) and (ii) collectively the “Annual Accounts”), and

(iii)                            the internal and unaudited consolidated management accounts of all Group Companies as of 31 August 2012 (the “Management Accounts”).

Copies of the Annual Accounts and the Management Accounts are attached hereto as Schedule 9.5.1.

9.5.2                   The Annual Accounts have been set up with the diligence of a prudent business person (Sorgfalt eines ordentlichen Kaufmanns) in accordance with the applicable law and accounting principles generally accepted in the respective jurisdiction they have been prepared for (i.e. in accordance with the German Commercial Code (HGB) regarding the individual annual accounts of the Target Company and Coperion GmbH and in accordance with IFRS regarding the consolidated annual accounts). The foregoing accounting principles were applied unchanged and consistently as in previous years using accounting practices, including capitalization rights (Aktivierungswahlrechte) and valuation principles (Bewertungsgrundsätze), consistent with past accounting practices, unless otherwise required by such accounting principles or disclosed or noted in the Annual Accounts. The Annual Accounts present a true and fair view of the assets and liabilities (Vermögenslage), financial position (Finanzlage) and earnings position (Ertragslage) of the Target Company, Coperion GmbH and the Group Companies taken as a whole.

9.5.3                   The books and accounting records of each Group Company are in all material respects (i) up to date and (ii) have been maintained in accordance with applicable accounting standards on a proper and consistent basis.

9.5.4                   With respect to the Management Accounts, (i) the accounting procedures established with the Group have consistently been applied as in previous periods, unless otherwise required, (ii) the accounting principles used to prepare the Management Accounts are materially consistent with the accounting principles (consistently applied) used for the preparation of management accounts for prior periods, and (iii) the Management Accounts provide a materially true and fair view of the assets and liabilities and earnings of the Group Companies as of their accounts date, considering the typical nature and scope of, and limitations inherent for, management accounts.

9.6                            Ordinary Course of Business

Between the Accounts Date and the date of this Agreement (i) each Group Company has carried on its business as a going concern in the ordinary course of business, (ii) none of the actions, events or transactions referred to in Clause 6.1 have occurred, and (iii) from 1 September 2012 no Group Company has encountered any circumstance that would require or result in any material accrual (Rückstellung) pursuant to applicable generally accepted accounting principles in the respective jurisdiction other than resulting from the supply of goods and services or regular financing changes or liabilities to employees or tax liabilities or pension liabilities or otherwise in the ordinary course of business, and (iv) no event constituting a Material Adverse Change for the purpose of Clause 5.1.3 has occurred.

9.7                            Owned Real Property

9.7.1                   Schedule 9.7.1 contains a list of all real property (Grundstücke), rights equivalent to real property (grundstücksgleiche Rechte) and buildings owned by the Group Companies to the Business (the “Owned Real Property”) as of the Signing Date.

9.7.2                   The Group Companies have title to and possession of the Owned Real Property and any real property with respect to which they have acquired ownership between the Signing Date and the Closing Date (the “New Real Property”) and have not agreed to dispose of the Owned Real Property or the New Real Property.

9.7.3                   The Owned Real Property and the New Real Property are not subject to any land charges, easements or other encumbrances in favour of third parties (other than statutory pre-emption rights or similar restrictions under statutory law) which are not registered in the land register or hereditary building rights register and no Group Company has agreed to concede such encumbrances, except as set forth in Schedule 9.7.1 and with respect to the New Real Property in the relevant acquisition contracts for the New Real Property.

9.7.4                   To Sellers’ Knowledge, as of the Signing Date, all real estate taxes (Grundsteuern), development charges (Erschließungsbeiträge) and other public charges payable with respect to the Owned Real Property and the New Real Property which have become due or relate to any period prior to the Signing Date have been fully paid or are properly reflected as liabilities or accruals in the books and records of the Group Companies. All such taxes and charges which have become due or relate to any period prior between the Signing Date and the Closing Date have been fully paid or are properly reflected as liabilities or accruals in the books and records of the Group Companies.

9.7.5                   To Sellers’ Knowledge, the Owned Real Property and the buildings and other fixtures thereupon, have been properly maintained, are in good order and repair (normal wear and tear excepted), are fit for the current use and are in a condition adequate to conduct the business of the respective Group Company as currently conducted.

9.8                            Leased Real Property

9.8.1                   Schedule 9.8.1 contains a list of all real property (Grundstücke) and buildings used, but not owned, by the Group Companies, except parking spaces under separate lease agreements and other leased real property where the monthly lease is less than EUR 1,000 in each case, (the “Leased Real Property”) as of the Signing Date.

9.8.2                   To Sellers’ Knowledge, as of the Signing Date, (i) the Group Companies have concluded valid lease agreements in relation to the Leased Real Property, and (ii) the Group Companies are not in breach of any material obligations under such lease agreements. The foregoing (i) and (ii) applies to any real property leased between the Signing Date and the Closing Date.

9.8.3                   To Sellers’ Knowledge, the Leased Real Property and the buildings and other fixtures thereupon, have been properly maintained, are in good order and repair (normal wear and tear excepted), are fit for the current use and are in a condition adequate to conduct the business of the respective Group Company as currently conducted, except as otherwise disclosed in Schedule 9.8.1.

9.9                            Intellectual Property

9.9.1                   Schedule 9.9.1 contains a list of all patents and patent applications, trademarks, utility patents, design patents, trade names, domain names and, to Sellers’ Knowledge, equivalent intellectual property rights (gewerbliche Schutzrechte) as of the Signing Date which are (i) owned or used by the Group Companies and (ii)  with respect to design patents, trade names, domain names and equivalent intellectual property rights only, material to the Business, (collectively the “Intellectual Property Rights”) correctly indicating the Group Company or Group Companies by which the respective Intellectual Property Right is owned or used and, to the extent applicable, the countries and classifications for which the respective Intellectual Property Right enjoys protection. To the extent shown as owned, the Intellectual Property Rights and any intellectual property rights acquired between the Signing Date and the Closing Date which would qualify as Intellectual Property Righty had they been acquired prior to Signing Date (the “New Intellectual Property Rights”) are owned by the respective Group Company free and clear from any liens and encumbrances of any kind, except for the security rights granted under the Existing Financial Indebtedness, and are not subject to any pending transfer or disposition or similar transaction. There are no patents and patent applications, trademarks, utility patents and utility models which are subject to license fees or other liabilities emanating from employee inventions not being disclosed in the Annual Accounts.

9.9.2                   Except as disclosed in Schedule 9.9.2

(i)                                  the Intellectual Property Rights and the New Intellectual Property Rights are not subject to any pending proceedings for opposition, cancellation or revocation,

(ii)                               to Sellers’ Knowledge as of the Signing Date and except for the security rights granted under the Existing Financial Indebtedness, there are no restrictions that would prevent any Group Company from the use of the Intellectual Property Rights as required for continuing the Business in substantially the same manner as at the date of this Agreement except, to the extent that an Intellectual Property Right is used on the basis of a license or similar agreement, if such license or similar agreement (a) is concluded for a fixed term and such term expires, or (b) is terminable for the contractual partner of the relevant Group Company in accordance with its terms other than as a result of a change of control, and

(iii)                            as of the Signing Date there is no pending or, to Sellers’ Knowledge, threatened litigation in writing by any third party on the grounds that a Group Company is infringing any intellectual property right of such third party which would reasonably be expected to have a material adverse effect (greater than EUR 100,000) on the Business of the Group taken as a whole, and

(iv)                           the Intellectual Property Rights have been properly maintained, in particular all required filings for renewals have been made timely and all registration fees — to the extent greater than EUR 100,000 — have been paid when due.

9.9.3                   Each Group Company either owns or holds valid leases and/or licenses to all material computer hardware, software, networks and other information technology

(collectively „Information Technology”) which is currently used by or necessary for such Group Company to conduct its business in all material respects as currently conducted. To the Sellers’ Knowledge, as of the Signing Date, during the last 24 months there were no material interruptions, data losses or similar incidents attributable to the information technology owned or used by such Group Company which had a material adverse effect on such Group Company’s business.

9.10                     Material Agreements

9.10.1            Except as disclosed in Schedule 9.10.1, as of the Signing Date, and, with only such changes permitted under Clause 6.1.2(iii) or not initiated by the Group and as reflected in the updated Schedule 9.10.1 as of the Closing Date, no Group Company is bound by any of the following types of agreements which have — only with respect to primary obligations (primäre Erfüllungspflichten) and outstanding warranty or indemnity or other obligations which in the reasonable judgement of the management of the Group are material — not yet been completely fulfilled (the “Material Agreements”):

(i)	joint venture, consortium, partnership or equivalent co-operation agreements with third parties;

(ii)

agreements in respect of the acquisition or disposal of shares or participations in other entities (including other Group Companies) other than (a) relating to an investment of five per cent or less of the total shares or interest in such other enterprise or (b) in the ordinary course of business;

(iii)	agreements in respect of the acquisition or disposal of real estate (Grundstücke), rights equivalent to real estate (grundstücksgleiche Rechte) or buildings;

(iv)	loan agreements with any Group Company as borrower or lender and other instruments evidencing financial indebtedness of or owed to any Group Company;

(v)	agreements regarding swaps, options, forward sales or purchases, futures and other financial derivatives and combinations thereof;

(vi)	guarantees (Garantien), suretyships (Bürgschaften), comfort letters (Patronatserklärungen) or equivalent securities;

(vii)

agreements relating to any past or future disposition or acquisition of any assets (not shares) or rights by or to a Group Company, other than dispositions or acquisitions of inventory or equipment in the ordinary course of business;

(viii)	agreements relating to capital expenditures relating to fixed assets (CAPEX including operating leases) involving an amount exceeding EUR 100,000;

(ix)

license agreements with any Group Company as licensee or licensor which resulted during the last fiscal year, or are likely to result during the current fiscal year, in annual royalties in excess of EUR 100,000;

(x)	real estate lease agreements with any Group Company as lessee or lessor;

(xi)	lease agreements regarding assets other than real estate with any Group Company as lessee or lessor involving an annual rent in excess in EUR 100,000;

(xii)

framework agreements (Rahmenvereinbarungen) and research and development agreements with customers which resulted during the last fiscal year, or are likely to result during the current fiscal year, in a turnover exceeding EUR 250,000;

(xiii)	purchase or service orders or similar commitments by customers of the Group Companies for any goods or services with a purchase price or other consideration exceeding EUR 250,000;

(xiv)

agreements with suppliers of any goods or services which resulted during the last fiscal year, or are likely to result during the current fiscal year, in a turnover exceeding EUR 100,000 or which obligate a Group Company to purchase all or substantially all of its requirements for a particular product or service from a vendor, supplier or subcontractor, or to make periodic minimum purchases of a particular product or service from a vendor, supplier or subcontractor; and purchase or service orders or similar commitments by the Group Companies to suppliers of the Group Companies for any goods or services with a purchase price or other consideration exceeding EUR 100,000;

(xv)	agency agreements, agreements with independent dealers and distributors, franchise agreements or other distribution agreements;

(xvi)	consultancy agreements (Beraterverträge) providing for an annual remuneration exceeding EUR 100,000 and research and development agreements;

(xvii)

agreements imposing any restriction on a Group Company to engage in any line of business or compete with any third party, to acquire any products or services from any third party, to sell any products to or perform any services for any third party or to develop any technology;

(xviii)	insurance agreements;

(xix)	public law agreements (öffentlich-rechtliche Verträge);

(xx)

other agreements (a) with a consideration of more than EUR 100,000 (exclusive of VAT) per year in each case, or (b) and which cannot be terminated by either party with a notice period of twelve months or less except for cause (wichtiger Grund).

9.10.2            To the Sellers’ Knowledge, as of the Signing Date, except as disclosed in Schedule 9.10.2, (i) all Material Agreements are in full force and effect, (ii) no notice of termination has been (a) served, or (b) threatened in writing by the other party in relation to a Material Agreement, (iii) the relevant Group Company is not in breach of any material obligation under a Material Agreement which would entitle the other party to terminate the relevant Material Agreement for cause (wichtiger Grund) and (iv) the execution or consummation of this Agreement will not entitle the respective other party to terminate a Material Agreement within twelve months from the date of this Agreement. A Seller that becomes aware of any of the matters in this Clause 9.10.2 (i) through (iv) during the period from the Signing Date until the Closing Date shall inform the Purchaser of such matters without undue delay.

9.10.3            The Sellers, for the period between the Signing Date and the Closing Date, shall provide for information purposes (except as set out in Clause 9.10.1) the Purchaser with updated Schedules 9.10.1 and 9.10.2 at Closing.

9.11                     Agreements with Sellers or Sellers’ Affiliates

Except as disclosed in Schedule 9.11, there are no agreements between, on the one hand, a Group Company and, on the other hand, a Seller or an Affiliate or a Related Person of a Seller.

9.12                     Employees

9.12.1            Schedule 9.12.1 (1) contains a list of all employees who are currently appointed managing directors or board members of a Group Company or are entitled to a fixed annual gross salary in excess of EUR 150,000 (the “Senior Employees”). Schedule 9.12.1 (2) shows for each Group Company the number of employees (rounded by 10) employed by it as of the Signing Date.

9.12.2            No agreement with a Senior Employee has been terminated by the respective Group Company nor has any Senior Employee entered into a termination agreement with a Group Company or has received an offer to enter into a termination agreement, and the execution or consummation of this Agreement or the transactions contemplated herein do not trigger any rights of any party under any such agreement. To Sellers’ Knowledge, as of the Signing Date, no Senior Employee has given notice of termination of his/her employment or has made an offer to enter into a termination agreement. To the extent any such termination or offer is received between the Signing Date and the Closing Date, the Sellers shall promptly inform the Purchaser.

9.12.3            To Sellers’ Knowledge, as of the Signing Date, the list enclosed as Schedule 9.12.3 contains all material collective bargaining agreements (Tarifverträge), company bargaining agreements (Firmentarifverträge) and shop agreements (Betriebsvereinbarungen) applicable to the Group Companies or any of them which contain more than merely a repetition of statutory law as of the Signing Date and which contain (i) benefit or incentive plans to be triggered by a change of control over the relevant Group Company, (ii) limitations on the termination of employment agreements including provisions concerning severance payments or to relocate activities of a Group Company or (iii) guarantee a certain number of employees in general or in respect of individual locations, or (iv) are otherwise material to the respective Group Company.

9.12.4            Except as disclosed in Schedule 9.12.4, no Group Company operates any non-mandatory or non-governmental defined benefit plans, defined contribution plans, gratuity liabilities, pension or other retirement benefit scheme, program, plan or arrangement under which the relevant Group Company is or may become obliged to provide retirement benefits to all or a group of its current or past employees, directors or dependants thereof, and except as disclosed in Schedule 9.12.4, there is no underfunding of any defined benefit plan, defined contribution plan, pension, or gratuity liability, and the Group Companies have fully complied with all terms and conditions, requirements and obligations under or in connection with those plans, including obligations arising by operation of law. Any benefit plan maintained by any Group Company that is intended to be “qualified” within the meaning of Section 401(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), has received a favourable determination or opinion letter from the Internal Revenue Service as to its qualification and no event has occurred that could reasonably be expected to result in disqualification of such plan.

9.12.5            Schedule 9.12.5 includes for each Group Company a correct and complete list of all (i) reconciliation of interest agreements (Interessenausgleiche) and social plans (Sozialpläne) agreed upon during the last three years.

9.12.6            Except as disclosed in Schedule 9.12.6, the Group Companies have in the last twelve months prior to the Signing Date not experienced any material disputes with public authorities with regard to labour or work environment matters (in particular, regarding disabled persons and repayment obligations) or any strike, labour interruption or disturbance or other collective labour disputes, in each case, of any material nature.

9.12.7            None of the Group Companies nor any respective ERISA Affiliate thereof maintains, contributes to or is required to contribute to, or has ever maintained, contributed to or been required to contribute to (i) any plan or arrangement that is or was subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or (ii) any plan or arrangement that is or was a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA, (iii) a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, or (iv) a multiple employer plan within the meaning of Section 413(c) of the Code.  No liability under Title IV of ERISA has been incurred by any of the Group Companies nor any respective ERISA Affiliate thereof that has not been satisfied in full when due, and no condition exists that could reasonably be expected to result in any liability to the Purchaser or any of its Affiliates under Title IV of ERISA.

9.13                     Pensions

Schedule 9.13 contains a complete and correct list of all plans (Vereinbarungen und Zusagen), including any US 401(k) plans, whether of collective or individual nature, including commitments based on works custom (betriebliche Übung), regarding company pensions (betriebliche Altersversorgung) under which the Group Companies have any obligations vis-à-vis current and past employees, directors and dependants thereof to provide company pension benefits, whether directly or via an external funding vehicle (including without limitation Direktversicherung, Pensionskasse, Pensionsfonds and Unterstützungskasse) (the “Pension Commitments”). The Group Companies have in all material aspects complied with the terms and conditions, requirements and obligations under or in connection with the Pension Commitments, be it vis-à-vis employees, a support fund (Unterstützungskasse), a pension fund (Pensionsfond, Pensionskasse), or any other entity being entitled to any payments in connection with the Pension Commitments, including obligations arising by operation of law.

9.14                     Compliance

The Sellers are not aware of any on-going material violation of any mandatory laws or regulations of any jurisdiction (other than Environmental Laws) or of any orders, decrees, or rulings of, or restrictions imposed by, any governmental authority in any relevant jurisdictions by the Group Companies. The Sellers’ Guarantee contained in this Clause 9.14 shall not apply to any laws relating to IP Rights, environmental matters, employment matters or tax matters.

The Seller, the Seller’s Affiliates, the Group Companies and the Directors and Officers and employees and, to the Sellers’ Knowledge, the Group’s independent sales representatives, agents and subagents, of the Group Companies have not, directly or indirectly, in connection with the business of the Group Companies been involved in (i) using any funds of the Group Companies for bribes (Schmiergelder), other unlawful purposes or political contributions in violation of applicable laws, (ii) requesting or accepting any bribes or other unlawful benefits, (iii) establishing or maintaining any material funds or assets which were not properly recorded in the books and records of the Group Companies, (iv) any offering, promising or giving of any undue pecuniary or other advantage or in order to cause an official to act or refrain from acting for the direct benefit of the Business that is prohibited by the applicable law, (v) any material breach of applicable competition laws, (vi) any breach of the US Foreign Corrupt Practices Act, (vii) any material breach of the bribery and corruption provisions under the German Criminal Law Act (Strafgesetzbuch) including the Act on Combating Bribery of Foreign Public Officials (Gesetz zur Bekämpfung internationaler Bestechung), or (viii) any material breach of any similar legislation in any jurisdiction. If any of the foregoing acts described in subclauses (i), (ii) and (iv) above involved benefits or gratuities of less than EUR 1,000 in a single case or related cases, such act shall be disregarded for purposes of this warranty. For the avoidance of doubt, the Parties agree that this EUR 1,000 de minimis provision and each materiality qualification in this Clause 9.14 shall in no way be deemed to imply or indicate that the policies of the Group condone or otherwise accept any kind of illegal behaviour whatsoever.

As of the Signing Date, none of the Group Companies since 2003 sold or delivered, directly or indirectly, any product or technology to any of the countries listed in Schedule 6.1.2(v), unless otherwise set forth in Schedule 9.14.

9.15                     Litigation

Except as disclosed in Schedule 9.15, (i) none of the Group Companies is involved as defendant or claimant or otherwise in any pending court or administrative proceedings, including arbitration proceedings, but other than environmental proceedings, having a litigation value (Streitwert) in excess of EUR 100,000 (except for labour law cases with respect to which a threshold of EUR 50,000 shall apply) in the individual case and which would reasonably be expected to have an adverse material effect on the Business of the Group taken as a whole, (ii) nor, to Sellers’ Knowledge, as of the Signing Date, have any such proceedings been threatened. There are no product or service liability or similar claims, or product or service warranty claims with an aggregate value of more than EUR 100,000 pending or to Sellers’ Knowledge, as of the Signing Date, threatened in writing against the Group Companies.

9.16                     Permits, Public Grants

Except as disclosed in Schedule 9.16(1), (i) the Group Companies hold, as of signing of this Agreement, all material permits and licenses (if any) which are required, except for those under applicable Environmental Law, in order to conduct their business at the current level and (ii) no Group Company has received, applied for or used any material public grants (Zuschüsse), allowances, aids or other subsidies (Subventionen) in whatever form, other than allowances for short time working (together, “Grants”). To Sellers’ Knowledge, there are, as of the Signing Date, no implications or threats of any revocation or restriction or subsequent orders (nachträgliche Anordnungen) relating to any such permits or licenses or Grants which would materially affect the Business as a whole. Except as disclosed in Schedule 9.16(2), (i) each Group Company is and has been in compliance in all material respects with the above permits and licenses and Grants, including any ancillary provisions (Nebenbestimmungen) thereto, and, (ii) no non-compliance with the permits, licenses or Grants, with applicable laws and regulations or with any administrative order has been alleged.

9.17                     Assets and Inventories

9.17.1            All fixed assets (Anlagevermögen) (other than real estate or IP Rights) and all inventories (Umlaufvermögen), which are owned by the Group Companies (the “Owned Assets and Inventories”) are not encumbered with any rights of any third party, and the Group Companies are free to dispose of the Owned Assets and Inventories in any manner, and such dispositions do not violate any legal obligations of any Group Company, except for customary retentions of title arrangements (branchenübliche Eigentumsvorbehalte) of suppliers, other customary encumbrances, or all security rights granted under the Existing Financial Indebtedness.

9.17.2            Each Group Company owns or holds valid leases to all assets and inventories which are currently used by or necessary for such Group Company to conduct its business in all material respects as currently conducted.

9.18                     Environmental Matters

9.18.1            Each Group Company is in compliance in all material respects with all applicable Environmental Laws, public law contracts entered into with an authority (öffentlich-rechtliche Verträge) and orders, decrees, judgments, injunctions issued under Environmental Laws.

9.18.2            Each Group Company has obtained all Environmental Permits, which are material for their respective business as a whole, and is in compliance with the terms of such Environmental Permits and no Group Companies have received notice that any Governmental Authority intends to cancel or revoke any Environmental Permit.

9.18.3            There is no action, suit, arbitration, proceeding, investigation or inquiry, whether civil, criminal or administrative, nor any demand, claim, hearing or notice of violation pending or to the Sellers’ Knowledge, as of the Signing Date, threatened in writing against any Group Company relating in any way to Environmental Laws, public law contracts or Environmental Permits. The Sellers shall ensure that the Purchaser shall promptly be informed of any such written threat received between the Signing Date and the Closing Date.

9.18.4            There exists no Environmental Contamination except as specifically provided for in the Annual Accounts or disclosed in Schedule 10.4.4(iii). To the Sellers’ Knowledge, as of the Signing Date, there are no circumstances which are reasonably likely to result in any Environmental Contamination or any Environmental Action.

9.18.5            Definitions

(i)                                  “Environment” means the air, soil air, the soil, the surface water and the ground water of any of the Relevant Real Estate.

(ii)                               “Environmental Action” means any kind of legal obligation to act in response to an Environmental Contamination or to any non-compliance of the relevant Group Company with Environmental Laws, including but not limited to, measures to inform, disclose, investigate, monitor, contain, reduce, safeguard, remediate, clean-up or dispose.

(iii)                            “Environmental Contamination” shall mean (i) any pollution or contamination or presence of other Hazardous Material which is or are existing as of the Closing Date (or were previously existing) in the Environment or buildings, structures, or tanks of or originating from the Relevant Real Estate, or (ii) any pollution or contamination by or presence of any Hazardous Material, waste or decommissioned technical structures used, generated, stored or disposed of by any Group Company on the Relevant Real Estate or any pollution of the groundwater caused thereby.

(iv)                           “Relevant Real Estate” is the real estate currently owned or used by the Group Companies, including any building and structures thereon.

(v)                              “Hazardous Materials” means hazardous substances or mixtures as defined in Art. 3 of the European Community Regulation 2008/1272/EC, as amended until the Closing Date, including, without limitation, oil, petroleum, asbestos, hazardous waste or toxic, explosive or radioactive substances.

(vi)                           “Environmental Laws” means any laws, statutes, regulations or ordinances (including, but not limited to, European regulations and directives), common law where applicable, governmental ordinances by a governmental authority, administrative provisions (Verwaltungsvorschriften), if in force and binding for any of the Group Companies as of the Closing Date in their respective applicable jurisdictions and relating to or imposing liability, or standards of conduct, for the protection of the Environment or against noise or radiation, the preservation of natural resources, human health or the use, handling, generation, manufacturing, placing into the market, distribution, labelling, collection, transportation, storage, disposal, clean-up or release of Hazardous Materials or waste.

(vii)                        “Environmental Permit” means any permit, license or other approval issued by an authority which are necessary under Environmental Law for any of the Group Companies to conduct its business as conducted on the Signing Date.

10                               Legal Consequences

10.1                     Exhaustive Provisions

Subject to mandatory law, in particular sec. 123 or sec. 276 para. 3 of the German Civil Code (BGB), and except as otherwise expressly provided in this Agreement,

(i)                                 the Sellers’ Warranties are exhaustive and no further warranties shall be deemed to be given by the Sellers,

(ii)                              the provisions set forth in this Clause 10 shall apply instead and to the exclusion of any and all remedies that would otherwise be available to the Purchaser under the law (a) in the event of any of the Sellers’ Warranties being incorrect (a “Warranty Breach”), (b) in the event of any of Sellers covenants in Clause 6 having been breached (a “Covenant Breach”), or (c) in the event of any other obligation or guarantee of the Sellers arising from or relating to this Agreement being breached (collectively a “Breach”), and

(iii)                           any further liability of the Sellers and of the Sellers’ representatives, agents and/or advisors and any differing or further rights or claims of the Purchaser for any Breach or any indemnities given by the Sellers other than explicitly provided for in this Agreement, irrespective of their nature or legal basis, - including, without limitation, any right to rescind (anfechten) or to withdraw from (zurücktreten) this Agreement, to claim remediation (Nacherfüllung), to reduce the Purchase Price (mindern) and/or to claim damages (Schadensersatz) or reimbursement of futile expenditure (Ersatz vergeblicher Aufwendungen) — are hereby expressly excluded and waived, in particular, without limitation, any rights and claims arising from or in connection with (a) defects in quality or title (Sach- oder Rechtsmängel), (b) incorrectness of any of the Sellers’ Warranties or other guarantees, warranties, indemnities or similar undertakings, (c) breach of any contractual or pre-contractual obligation, (d) tort, (e) interference with the contractual basis (Störung der Geschäftsgrundlage), or (f) any other basis.

10.2                     Sellers’ Knowledge

Where a Sellers’ Warranty is restricted to “Sellers’ Knowledge”, Sellers’ Knowledge shall in respect of any Seller mean (i) the actual positive knowledge of the individuals set out in Schedule 10.2(1) , and (ii) the actual positive knowledge of the individuals set out in Schedule 10.2(2) after having exercised reasonable care without the obligation to make additional inquiries unless a specific reason to make such inquiries existed.

10.3                     Sellers’ Liability

10.3.1            In the event of a Breach of any of Sellers’ Warranties or any of the Sellers’ covenants pursuant to Clause 6, the Sellers shall put the Purchaser, and/or at the Purchaser’s election, the respective Group Company in the same position they would be in if the respective Sellers’ Warranty had been true and correct or the covenants had been properly fulfilled and complied with, either by providing for such position in kind (Naturalrestitution) in accordance with Clause 10.3.2 and 10.3.3 below, or, at the Purchaser’s election, by paying to the Purchaser, and/or at the Purchaser’s election, to the respective Group Company, damages in accordance with Clause 10.3.4 (Sect. 249 et seq German Civil Code – BGB).

10.3.2            For a period of two months after having been notified of a Breach exceeding (or pursuant to this Agreement exempted from) the thresholds defined in Clause 10.5.1 the Sellers or, with respect to the warranties in Clauses 9.1, 9.2.1, 9.2.3, 9.2.4 and 9.2.6, the relevant of the Sellers shall be given the opportunity to factually remedy (restitution in kind; Naturalrestitution) the relevant Breach or Breaches.

10.3.3            The Sellers shall at any time prior to the expiry of the period pursuant to Clause 10.3.1 be entitled to factually remedy a Breach in respect of which the Sellers have received notice, irrespective of whether or not the thresholds defined in Clause 10.5.1 are applicable and exceeded.

10.3.4            If and to the extent that within the period pursuant to Clause 10.3.1, full factual remediation of a Breach is not achieved or impossible or finally refused (ernsthaft und endgültig verweigert) by the Sellers or, with respect to the warranties in Clauses 9.1, 9.2.1, 9.2.3, 9.2.4 and 9.2.6, the relevant of the Sellers, the respective Seller or Sellers shall be obliged to compensate the Purchaser or, upon the Purchaser’s written Notice the relevant Group Company, by way of monetary damages (Schadensersatz in Geld) in an amount equal to the damage suffered by the Purchaser or the relevant Group Company or Group Companies in connection with the relevant Breach; the obligations of the Sellers to compensate the Purchaser shall include indirect damages and consequential damages, but shall exclude lost profits (entgangener Gewinn). Any liability due to a recalculation (Neuberechnung) of the Purchase Price upon a Breach is explicitly excluded.

10.4                     Limitations on Sellers’ Liability

10.4.1            Changes in Legislation

The Sellers shall not be liable under or in connection with a Breach to the extent that such liability would not have occurred but for the passing of, or change in, any law, statute, ordinance, rule, regulation, or administrative practice of any governmental or regulatory body (including any increase in the rates of Taxes) after the date of this Agreement.

10.4.2            Changes Attributable to Purchaser

The Sellers shall not be liable under or in connection with a Breach in respect of any damage or loss to the extent resulting from, or increased by,

(i)

any voluntary act or omission of the Purchaser or any of the Purchaser’s Affiliates (including, after Closing, the Group Companies), or their respective directors, officers, employees, agents or other representatives, after the date of this Agreement including any changes in the accounting methods or principles, or

(ii)	any act or omission agreed in this Agreement or otherwise specifically requested or approved by the Purchaser.

10.4.3            Non-Compliance by Purchaser

Sec. 254 German Civil Code (BGB) shall apply.

10.4.4            Purchaser’s Knowledge

The Sellers shall not be liable under or in connection with this Agreement in respect of a claim if the Purchaser, any of the Purchaser’s direct or indirect shareholders, or any director, officer, employee or professional adviser of the Purchaser or of any of the Purchaser’s direct or indirect shareholders who has been involved in the negotiation or preparation of this Agreement (including without limitation the due diligence performed in relation to the Group and its Business) has on the date of this Agreement actual knowledge of the underlying facts constituting a Breach. The following facts shall be deemed known by the Purchaser on the date of this Agreement:

(i)	all matters fairly disclosed in this Agreement;

(ii)

those matters fairly disclosed in the documents which have been made accessible to the Purchaser and any members of corporate bodies or any employees, advisors and/or any other representatives of the Purchaser during the period commencing on June 5, 2012 and ending on October 16, 2012 (with status October 9, 2012) through a virtual data room operated by Intralinks for purposes of conducting a due diligence of the Group; for identification purposes all documents including the data room index of these documents have been stored on an electronic data storage medium and handed over to the acting notary to be taken into custody until the expiry of the limitation periods pursuant to this Agreement. Schedule 10.4.4(ii)(2) contains an index of the virtual data room solely for the purpose of reference to this index and the documents contained therein in other Schedules for identification purposes.

(iii)	all matters fairly disclosed in the Annual Accounts or the Managements Accounts and all matters specifically provided for in the Annual Accounts or disclosed in Schedule 10.4.4(iii);

(iv)	all matters fairly disclosed in the Financial Fact Book prepared by PWC (version as of 11 May 2012) prepared by the Seller for the purpose of the acquisition contemplated by this Agreement; and

(v)	all other matters as listed in Schedule 10.4.4(v).

For purposes of this Clause 10.4.4, any matters shall be deemed „fairly disclosed”, if the disclosure was made in a manner that (i) the significance of the respective information disclosed could have reasonably been appreciated by the Purchaser from the respective documents, and (ii) the degree of exposure of the respective issue was reasonably apparent and coherent from the information disclosed.

Except for matters specifically provided for in the Annual Accounts or disclosed in Schedule 10.4.4(iii), Clause 10.4.4 shall not apply to any information with respect to any URS Matters and the Horstmann Litigation (as further described in Clause 10.8), and the litigation case Mr. Plumley versus Coperion Corporation regarding asbestos poisoning (“Plumley Litigation”). The term “URS Matters” shall mean all facts and circumstances that have been disclosed in the environmental reports by URS contained in Schedule 10.4.4(vi).

10.4.5            Purchaser’s Rights to Recover

The Sellers shall not be liable under or in connection with this Agreement in respect of any claim to the extent that the damage giving rise to such claim is covered by an insurance of any Group Company, the Purchaser or any of the Purchaser’s Affiliates (except the insurance referred to in Clause 10.5.3 or any additional similar insurance that Purchaser may obtain), unless a decision of a competent court of first instance denies the insurance coverage as to such claim; in the latter case, the Purchaser shall assign any claims against the insurance company to the Sellers against payment of the respective damages by the Sellers. Any time limitations with respect to the claim under this Agreement are suspended during the period between initiation of the insurance claim and the decision of the court of first instance.

10.4.6            Offsetting Benefits

The general principles of offsetting benefits under German law (Vorteilsausgleich) shall apply. Benefits obtained by the Purchaser under the insurance referred to in Clause 10.5.3, to the extent the premium has been borne by the Sellers, shall be offset under this Clause 10.4.6 to the extent that such insurance covers amounts of Losses that are also covered pursuant Clause 10.5 (i.e. overlapping coverage). To the extent the premium has been borne by the Purchaser, no offsetting under this Clause 10.4.6 shall be possible.

10.4.7            Non bis in idem

The Purchaser shall not be entitled to recover the same amount of money from the Sellers more than once in respect of the same damage suffered. In particular, without limitation, the foregoing shall apply where one and the same set of facts (Sachverhalt) qualifies under more than one provision entitling the Purchaser to a claim or remedy under or in connection with this Agreement.

10.4.8            Environmental Matters

Regarding the Sellers’ liability for a Breach of Clauses 9.18.1 until 9.18.4, in addition the following applies:

(i)                                  Any claims of the Purchaser require a Trigger Event, meaning that

(a)                        the Purchaser or the relevant Group Company is required pursuant to any Environmental Laws to remedy the relevant matter by (a) a immediately enforceable decision of a competent governmental authority (excluding courts and arbitral tribunals) based on Environmental Laws or (b) a public law contract (öffentlich-rechtlicher Vertrag) based on Environmental Laws, which was existing and applicable to the Business as of Closing or which was entered into by the Purchaser or a Group Company after the Closing Date with the prior written consent of the Sellers such consent not to be unreasonably withheld, delayed or conditioned; or

(b)                       a remediation in whatever form by the Purchaser or the relevant Group Company of the relevant matter is reasonably necessary on the basis of a reasonable likelihood that, if the respective remediation was not further pursued, such conduct would expose the Purchaser or the relevant Group Company to additional liability under Environmental Laws; or

(c)                        a first instance court judgment or arbitral award resulting from a Third Party Claim relating to an Environmental Contamination or Environmental Action is served unto the Purchaser or the relevant Group Company.

(ii)                               Any claims of the Purchaser for damages shall be excluded if they are incurred in connection with investigations, preparatory or exploratory measures or notifications to authorities after the Closing Date unless they were carried out by the Purchaser and/or the Group Companies on the basis of a reasonable likelihood that, if the subject matter was not further pursued by the Purchaser and/or the Group Companies, such conduct would expose the Purchaser or the relevant Group Company to additional liability under Environmental Laws.

(iii)                            Any claims of the Purchaser for damages pursuant to Sec. 24 (2) Federal Soil Protection Act (Bundes-Bodenschutzgesetz) and/or Sec. 9 (2) Environmental Damages Act (Umweltschadensgesetz) against the Sellers, any of Sellers’ Affiliates or any of its or their respective legal predecessors and any similar statutory or other claims under the Laws of Germany or any other jurisdictions shall be excluded.

(iv)                           There shall be no claim against Sellers for the first Euro one (1) million of damages. The second million Euro of damages shall be fully borne by Sellers. Any amount exceeding two million Euro of damages up to the cap set forth in Clause 10.5.2 shall be borne by the Sellers and the Purchaser in equal parts (50/50). Clause 10.5.1(ii) shall not apply.

10.5                     De minimis, Basket, Cap, Warranty and Indemnity Insurance

10.5.1            Claims against the Sellers for Warranty Breaches can only be made if

(i)                                  a claim (or related claims) exceeds an amount of EUR 100,000, and

(ii)                               the aggregate amount of all such claims exceeds an amount of EUR 1,000,000.

If the threshold pursuant to Clause 10.5.1(i) is exceeded, the entire amount shall be taken into account. If the threshold pursuant to Clause 10.5.1(ii) is exceeded, only the exceeding amount shall be taken into account. The foregoing de minimis and thresholds shall not apply to claims for Breaches pursuant to Clauses 6, 9.1, 9.2, 9.3.1, 9.3.2, 9.3.3, and, as regards the Subsidiaries listed in Schedule 10.5.1, additionally pursuant to Clauses 9.4.1 to 9.4.3.

10.5.2            The total liability of the Sellers for all Breaches under this Agreement shall be limited to an aggregate maximum amount corresponding to EUR 7,000,000. With respect to the Breaches under Clauses 4, 6, 9.1, 9.2, 9.3.1, 9.3.2, 9.3.3, and, as regards the Subsidiaries listed in Schedule 10.5.1, also with respect to the Sellers’ Warranties under Clauses 9.4.1 to 9.4.3, the aggregate maximum amount shall equal the Share Purchase Price. The allocation of the relevant part of said amount to the respective Seller is further specified in column D of Schedule (A), provided that up to the Escrow Amount the Purchaser may claim against all Sellers irrespective of such allocation.

10.5.3            The Purchaser shall be entitled to buy with a reputable insurance company a warranty and indemnity insurance policy so to obtain an additional coverage for the Sellers’ Warranties and the other indemnities claims under Clause 9 and any indemnities under Clause 11, and at terms and conditions selected by the Purchaser. The costs of such insurance up to an additional coverage amount of EUR 23,000,000 shall be borne by the Sellers up to a maximum total amount of EUR 460,000. Prior to payment by the Sellers, the Purchaser shall deliver to the Sellers the insurance agreement and the invoice for the premium.

10.6                     Time Limitation

The claims of the Purchaser under this Agreement shall become time-barred as follows:

10.6.1            Claims arising from a Breach of Clauses 6, 9.1, 9.2, 9.3.1, 9.3.2, 9.3.3, and, as regards the Subsidiaries listed in Schedule 10.5.1, also from a Breach of Clauses 9.4.1 to 9.4.3 shall become time-barred (5) five years after the Closing Date.

10.6.2            Claims arising from a Breach of Clause 9.18 shall become time—barred 30 (thirty) months after the Closing Date. Claims arising from the Plumley Litigation shall become time—barred 36 (thirty-six) months after the Closing Date.

10.6.3            Any claims of the Purchaser under Clause 11 shall be time-barred upon the earlier of (i) the expiration of six months after the final and binding (materiell und formell bestandskräftig) Tax assessment (Steuerbescheid) for the respective indemnified Tax, or (ii) 7 (seven) years following the Closing Date. The Sellers’ rights under Clause 11 shall become time-barred at the earlier of (i) the expiration of six months after the underlying Tax assessment has become final and binding or (ii) 6 (six) months after the Sellers have been notified in writing by the Purchaser about the existence of the claim, or (iii) 7 (seven) years following the Closing Date.

10.6.4            All other claims for Breaches shall become time-barred eighteen months after the Closing Date.

10.7                     Conduct of Claims

10.7.1            Notification

The Purchaser shall give notice to the Sellers of any Breach within the time period defined in Clause 10.7.2. Such Notice shall specify on the basis of all information available to the Purchaser in reasonable detail for each Breach the material underlying facts constituting the Breach, the legal basis for a potential claim and the amount or estimated amount of the damages suffered by the Purchaser in result of the Breach.

10.7.2            Timing for Notification

The Purchaser shall notify the relevant of the Sellers of any claim due to a Breach within one month after it has obtained knowledge of the underlying facts constituting the relevant Breach.

10.7.3            Investigation by the Sellers

In connection with any matter or circumstance that may give rise to a claim against any of the Sellers under this Agreement, the Purchaser shall make available, and shall procure that the relevant Group Company shall make available, to the respective Seller or Sellers and its or their financial, accounting, tax or legal advisers all material and documents relating to the relevant claim without undue delay (unverzüglich). Each Seller, as an individual obligor, hereby undertakes to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question. All reasonable expenses of the Purchaser and the relevant Group Company caused by such disclosure or assistance, other than internal costs such as labour or overhead costs, shall be borne by the Seller or Sellers requesting such disclosure and assistance.

10.7.4            Third Party Claims

In the event that a claim against the Purchaser or a Group Company is made or filed by a third party (excluding any Tax Authority which shall be covered by Clause 11.4 but including any other governmental or regulatory body) which constitutes, or which the Purchaser believes to constitute, a Breach (the “Third Party Claim”) the following shall apply:

(i)                                  No admissions in relation to such Third Party Claim shall be made by or on behalf of the Purchaser or any of the Purchaser’s Affiliates (including, after Closing, the Group Companies) and the Third Party Claim shall not be compromised, disposed of or settled without the prior written consent of the relevant Seller or Sellers, not to be unreasonably withheld or delayed.

(ii)                               If the relevant Seller or Sellers, or any one of them, wish to defend the Purchaser or the relevant Group Company against the Third Party Claim in its or their name and on its or their behalf, each of them shall give Notice to the Purchaser of such decision within a period of three weeks after having been duly notified of the Third Party Claim in accordance with Clauses 10.7.1 and 10.7.2 together with a written acknowledgment of the Breach and its/their obligation to indemnify the Purchaser. Upon such notification the respective Seller or Sellers shall be entitled to take any reasonable action they deem necessary to defend, appeal, (subject to the Purchaser’s consent) settle the Third Party Claim in the name and on behalf of the relevant Group Company. Notwithstanding the Purchaser’s obligations pursuant to Clause 10.7.3, the Purchaser shall, and shall procure that the relevant Group Company shall, give all assistance and information to the respective Seller or Sellers as may be reasonably required to defend the Third Party Claim and in particular forward all notices, communications and filings (including court papers), in each case without undue delay. In particular, the Sellers shall be given an opportunity to review any reports on relevant investigations, reports, correspondence, orders or other measures which may have given rise to the Third Party Claim and the Purchaser shall ensure that the Sellers receive without undue delay (unverzüglich) copies of all such documents. The Purchaser shall also ensure that, upon the request of the Sellers, objections are filed and legal proceedings are commenced and conducted against any governmental orders and court judgments in accordance with Sellers’ direction. In each case of any of the above actions, the Sellers are obligated to take the business interests of the Group into account and act accordingly.

(iii)                            If none of the Sellers notifies the Purchaser in accordance with Clause 10.7.4(ii), the Purchaser shall, or shall procure that the relevant Group Company shall, conduct the defence of the Third Party Claim diligently and in good faith and take any such action as the Sellers, or any one of them, may reasonably request to defend, appeal, or (subject to the Purchaser’s consent) settle the Third Party Claim. The Purchaser shall, and shall procure that the relevant Group Company shall, (a) keep the relevant Seller or Sellers fully informed of the progress of the Third Party Claim and its defence, (b)  provide the relevant Seller or Sellers with copies of all material notices, communications and filings (including court papers) without undue delay, (c) ensure that the relevant Seller or Sellers and/or one or several of their representatives bound to secrecy by professional code will, to the extent legally permissible and reasonably practicable, be entitled to participate in any meetings or discussions with the third party (including in connection with any tax audits) and (d) consult with the relevant Seller or Sellers prior to taking any action in relation to the Third Party Claim and its defence so as to give the relevant Seller or Sellers the opportunity to comment and object.

(iv)                           The costs and expenses incurred in relation to the defence against the Third Party Claim shall be borne as follows:

(a)                        All reasonable costs and expenses reasonably incurred by the Purchaser or the relevant Group Company (other than internal costs such as labour or overhead costs) shall, to the extent the Third Party Claim does result from or constitute a Breach for which the Sellers, or any one of them, are liable, be borne by the relevant Seller or Sellers in accordance with Clause 10.3.4.

(b)                       All reasonable costs and expenses reasonably incurred by the Sellers, or any one of them, (other than internal costs such as labour or overhead costs), shall, to the extent the Third Party Claim does not result from a Breach for which the relevant Seller is, subject to the limitations set forth in this Agreement, liable, be borne by the Purchaser.

(c)                        In respect of all other costs and expenses incurred by the Sellers, or any one of them, or the Purchaser, the relevant Seller or Sellers and the Purchaser shall each bear its own costs and expenses.

10.8                     Indemnification regarding Horstmann Litigation

10.8.1            Coperion GmbH — together with Atlas-Vermögensverwaltungs-GmbH and ThyssenKrupp Technologies Beteiligungen GmbH — is the co-defendant in a litigation initiated by Jürgen Horstmann (the “Horstmann Litigation”) in relation to an acquisition of certain companies and shares from ThyssenKrupp Group and other sellers in 1996 (Az. 41 O 114/98). The amount in dispute (Streitwert) amounts to EUR 10,296,250; in addition to such amount, interest has been claimed by the plaintiff and other costs (inter alia court and attorney fees) will be triggered. In the first instance, the District Court of Essen (Landgericht Essen), by decision dated 1 September 2010, dismissed the action. The appeal by the plaintiff is currently pending with the Higher Regional Court of Hamm. In a framework agreement dated

12 October 2000, by which ThyssenKrupp Group among others sold its interest in Krupp Werner Pfleiderer GmbH — the legal predecessor of Coperion GmbH —, Krupp Werner Pfleiderer GmbH was indemnified by Thyssen Krupp Industries AG from and against all risks in connection with the Horstmann Litigation (the “ThyssenKrupp Indemnification”). In a letter to Coperion GmbH dated 8 October 2012, ThyssenKrupp AG referred to the document containing said indemnification.

10.8.2            The Sellers hereby indemnify Coperion GmbH from and against all risks resulting from the Horstmann Litigation. Such indemnification shall however be triggered only if the indemnification granted by ThyssenKrupp Technologies AG should be held invalid by a final and non-appealable judgement of a competent court for whatever reason, e.g. for termination by mutual agreement, for rescission for error or fraud etc.. The indemnification by the Sellers according to this Clause 10.8.2 shall be limited to a maximum amount of EUR 7,000,000; this limitation shall be separate and independent and in addition to the limitation in Clause 10.5.2, solely for purpose of the indemnity in this Clause 10.8. For the avoidance of doubt, the Holdback shall not be available to the Purchaser for purposes of enforcing any claims under this Clause 10.8.

10.8.3            The indemnification by Sellers according to Clause 10.8.2 shall cease to exist with immediate effect upon provision of a confirmatory statement by ThyssenKrupp Group in a legally binding manner that ThyssenKrupp Technologies Beteiligungen GmbH (previously ThyssenKrupp Technologies AG, and prior to that ThyssenKrupp Industries AG) is still bound by the ThyssenKrupp Indemnification. It is agreed between the Parties that a confirmation attached as Schedule 10.8.3 (also if sent as pdf file or telefax) would fulfil such requisite.

10.8.4            Any indemnification claims by the Purchaser under Clause 10.8.2 shall become time-barred by 31 December, 2017.

11                               Tax Matters

11.1                     Tax Indemnity

11.1.1            The Sellers shall indemnify the Purchaser or, in the Purchaser’s discretion, the relevant Group Company from and against any Pre-Closing Date Taxes due and payable by any of the Group Companies, which are or will be finally and bindingly assessed (materiell bestandskräftig festgesetzt), but only if and to the extent, that the specific Tax giving rise to such an indemnification

(i)                                  has not been paid or set-off prior to the Closing Date,

(ii)                               cannot be recovered by a claim for repayment, reimbursement or indemnification against a party other than a Group Company, provided that this exception shall only apply to the extent that recovery has been sought in comparable situations in past practice of the relevant Group Company, further provided that to the extent that a court or arbitration case for recovery with a third party is lost in the first instance to that extent the claim shall not be deemed recoverable, and further provided that the Sellers shall bear reasonable costs of the recovery attempts and processes (subject to the prior consent of the Sellers, such consent not to be unreasonably withheld, delayed or conditioned),

(iii)                            has not been accrued in the Closing Date Management Accounts (a) specifically for the relevant Group Company (no further specificity required) but not to the extent that such specific accruals have already been used pursuant to the following 11.1.1(iii)(b), or (b) up to an aggregate amount of EUR 2,000,000 for all cases of Tax indemnity for other Group Companies but not to the extent already used pursuant to 11.1.1(iii)(a) (permitted netting),

(iv)                           cannot or could not be avoided by offsetting Taxable profits against any Tax losses carry back or Tax losses carry forward that are or were available (including as a result of subsequent Tax audits) in the Pre-Closing Date Period (other than the losses carry back or carry forward described in Schedule 11.1.1(iv) as adjusted following a utilisation of Tax losses carry forward taken into consideration in connection with the establishment of the Closing Date Management Accounts, to the extent they exceed the amount of EUR 15 million), whereby any consumption, reduction or forfeiture of such Tax loss carry back or loss carry forward (other than the losses carry back or carry forward described in Schedule 11.1.1(iv) as adjusted following a utilisation of Tax losses carry forward taken into consideration in connection with the establishment of the Closing Date Management Accounts, to the extent they exceed the amount of EUR 15 million) caused directly or indirectly by the Purchaser or — after the Closing Date — by any of the Group Companies shall be taken into account for the purpose of the existence of such offsetting opportunity,

(v)                              does not correspond to or cannot be offset against any Tax Benefit which can also arise at a different type of Tax and which is based on a circumstance having triggered the Tax indemnification claim, including, but not limited to reciprocal effects (Wechselwirkungen) resulting e.g. from the lengthening of depreciation periods or higher depreciation allowances (Phasenverschiebung) or from transfer of items relevant for Taxes (e.g. turnover, income, expenses, value added tax payable corresponding with a value added tax refund etc.) into another calendar year or transfer of Tax items from one entity of the Group to another entity of the Group, whereby future Tax Benefits after the Closing Date shall be calculated at their net present value discounted at a rate of 3% p.a., calculated on a stand alone basis and applying a notional tax rate of 15% without taking into account the actual tax situation of the respective Group Company, and provided that any such benefits shall only be taken into account if they will be realized within seven years from the Closing Date.

(vi)                           with respect to Pre-Closing Date Taxes does not arise or is increased as a result of the failure or omission of the Purchaser or any of its Affiliates (including, after the Closing Date, the Group Companies) to make any valid claim, election, surrender, disclaimer, to give any valid notice, consent or to do anything else under the provisions of any enactment or regulation relating to Tax after the Closing Date, the making, giving or doing of which was taken into account in computing the provisions for Tax in the Annual Accounts or the Closing Date Management Accounts,

(vii)                        is not directly or indirectly caused by a reorganisation or other measures initiated or executed by the Purchaser or any of its Affiliates (including, after the Closing Date, the Group Companies), or their respective directors, officers, employees, agents or other representatives, including but not limited to a change of methods of Tax accounting not consistent with the established practice of the relevant Group Company prior to the Closing Date or causing any Group Company to amend any Tax returns, unless, in each case, required to be compliant with applicable laws, administrative principles or relevant court decisions, including with respect to transfer pricing and

(viii)                     does not result from any changes in law entered or entering into force after the Closing Date including any such changes case law provided for by the highest financial courts in the relevant jurisdiction, unless the relevant Group Company benefits from or applies grandfathering rules provided by the respective Tax Authorities or by law in this respect, and applied with retroactive effect prior to the Closing Date.

11.1.2            Closing Date Management Accounts

(i)                                  The term “Closing Date Management Accounts” shall mean (i) the internal and unaudited consolidated management accounts of all Group Companies as of the Closing Date, if the Closing Date is the last day of the month but not the last day of the financial year of the Company, or, if the Closing Date is not the last day of a month, the last day of the month immediately preceding the Closing Date, or (ii) the audited consolidated annual financial statements of the Group if the Closing Date is the last day of the financial year of the Company. The Parties agree that the Closing Date Management Accounts (i) shall be prepared by the Group within ten Business Days after the Closing Date (a) consistently applying the accounting procedures established with the Group as in previous periods, unless otherwise required, (b) consistently applying the accounting principles used to prepare management accounts for prior periods, unless otherwise required, and (ii) shall provide accruals for Taxes in accordance with past practice (unless otherwise required) and applicable law, provided that the Closing Date Management Accounts shall not contain accruals for additional Taxes resulting from the pending Tax audits for Tax periods until 2008, however including a reasonable calculation in accordance with past practice for specific accruals for taxes attributable to the period between the date of the Closing Date Management Accounts and the Closing Date, if Closing Date occurs after the date of the Closing Date Management Accounts.

(ii)                               If the Sellers or the Purchaser do not agree with the Closing Management Accounts provided by the Group, the Sellers and/or Purchaser shall forward to the respective other Party, within a period of thirty Business Days following the provision of the Closing Management Accounts by the Group to the Sellers and the Purchaser, in writing a dispute notice specifying the items in the Closing Date Managements Accounts, which are in dispute. If no agreement can be reached between the Parties on these items within a further period of ten Business Days, each Party — within a period of one month upon the expiration of said ten Business Period period — may forward the items in dispute to arbitration in accordance with Clause 16.6.

11.1.3            Indemnity Payments

(i)                                  Payments by the Sellers to the Purchaser pursuant to this Clause 11.1 shall be due 20 (twenty) Business Days after the respective Seller has been notified in writing by the Purchaser about the payment obligation or the upcoming payment and the corresponding payment date and has received a copy of the underlying Tax return, assessment or payment order, but in no case earlier than five Business Days prior to the date at which the underlying Tax is due and payable or will be paid to the Tax Authority.

(ii)                               If a Tax case is still open, but the Tax payment has to be made by any Group Company before the Tax assessment has become finally binding (formell und materiell bestandskräftig), the Sellers shall indemnify the Purchaser on the same basis as set forth in this Clause 11. The relevant indemnification payments of the Sellers shall be treated as advance indemnification payments to the Purchaser. If a lower Tax than already indemnified is subsequently assessed, the difference shall be reimbursed by the Purchaser or the relevant Group Companies to the Sellers not later than ten Business Days after the difference has been finally refunded to the relevant Group Companies by the Tax Authorities (including by way of set-off against other Taxes). The Purchaser shall, and shall procure that the respective Group Company will, notify the Seller in writing without undue delay about such lower Tax assessment. If a higher Tax than already indemnified is subsequently assessed, the difference shall be reimbursed by the Sellers in accordance with the provisions of this Clause 11. The Sellers shall be entitled to have, at the Sellers’ own expense, a certified accounting firm review whether the Purchaser has fully complied with its notification obligation.

(iii)                            The Sellers shall make any payments to the Purchaser.

(iv)                           Upon request of the Sellers the Purchaser shall procure that, in line with past practice of the Sellers, the respective Group Company uses all efforts to achieve a deferred payment date, in particular but not limited to the application for a suspension of enforcement of Tax payment obligation (Aussetzung der Vollziehung) or equivalent application in foreign jurisdictions. Any interest payment imposed on any Group Company and resulting from or accruing in connection with the deferred payment shall be borne by the Sellers.

(v)                              If the Tax for which an indemnification payment has been made is subsequently reduced within seven (7) years from the Closing Date, the Purchaser shall be obliged to reimburse the Sellers for the difference between the higher indemnification payment and the lower Tax amount, including all interests related thereto as finally and bindingly assessed by the Tax Authorities provided however, that Clause 11.1.3(ii) shall apply accordingly. The Purchaser shall, and shall procure that the Group Companies will, notify the Sellers in writing without undue delay about a subsequent reduction of Taxes together with all relevant material underlying documents and information.

11.2                     Tax Refunds

11.2.1            The Purchaser shall be obliged to reimburse the Sellers any Tax Refund actually received or realised by the Group Companies. A Tax Refund shall be deemed received or realised by a Group Company upon, as applicable,

(i)                                  the receipt of actual payment from a Tax Authority; or

(ii)                               the declaration of set-off with Tax liabilities actually owed to a Tax Authority.

11.2.2            The Purchaser shall, and shall procure that the Group Companies will, notify the Sellers in writing without undue delay of the receipt of any Tax Refund together with all material underlying documents and information.

11.2.3            Payments by the Purchaser to the Sellers pursuant to this Clause 11.2 shall be due twenty Business Days after receipt or realisation of the relevant Tax Refund pursuant to Clause 11.2.1 above.

11.2.4            Clause 11.1.1(v) shall apply to Tax Refunds mutatis mutandis.

11.3                     Tax Warranties

11.3.1            The Sellers guarantee by way of an independent promise of warranty (selbständiges Garantieversprechen) pursuant to sec. 311 German Civil Code (BGB), and exclusively with the remedies pursuant to Clause 11.3.2 which form an integral part and define the scope of this promise of warranty, that the statements set forth in this Clause 11.3.1 (the “Sellers’ Tax Warranties”) are true and correct for the period until the Closing Date.

(i)                                  Except as disclosed in Schedule 11.3.1(i), no Group Company is currently subject to any audit, examination or similar proceedings by any Tax authorities, or an appeal against any tax assessment or any proceeding in any Tax court.

(ii)                               The books and other records of each Group Company relating to Taxes, including documentation for transfer pricing purposes, have been prepared to the best of Sellers’ knowledge to the extent actually and legally required and are available for inspection at the premises of the relevant Group Company.

11.3.2            In the event of a breach of a Sellers’ Tax Warranty pursuant to Clause 11.3.1, Clause 10.3 shall apply accordingly. Such obligation shall include in particular any costs, fines or penalties for any delay (Säumnis — oder Verspätungszuschläge) that results from a breach of the respective Sellers’ Tax Warranty. Sellers and Purchaser shall bear the costs, including advisors’ fees, of establishing proper transfer pricing documentation in accordance with all applicable laws, in equal parts (50/50), Sellers, however, only up to an amount of EUR 50,000 in total; in addition, Sellers shall bear any penalties for late submission of such documentation.

11.4                     Tax Proceedings

11.4.1            Upon request of the Sellers or the Purchaser and subject to due diligence and final Tax review by the Purchaser, the Parties will use best reasonable efforts to accelerate the Tax Proceedings (including Tax audits and final Tax assessment) for the fiscal years until and including the fiscal year in which Closing occurs.

11.4.2            The Purchaser shall notify the Sellers of any announcement and commencement of any Relevant Tax Proceeding. The notification shall be made in writing and without undue delay after the Purchaser or the relevant Group Company became aware of such event and shall contain full factual information describing the object of the Relevant Tax Proceeding in reasonable detail and shall include copies of any assessment, notice or other document received from any Tax Authority related to the respective Tax.

11.4.3            The Purchaser shall, and shall procure that the relevant Group Company shall, (i) give the Sellers the opportunity to participate at their own cost and expense from the beginning on in all Relevant Tax Proceedings, (ii) upon Sellers’ request and at their own cost and expense, challenge and litigate any Tax assessment or other decision of any Tax Authority or Tax court if and to the extent it is related to a Pre-Closing Date Tax, a Tax Refund or a Sellers’ Tax Warranty and (iii) comply with any reasonable instructions given by Sellers in relation to the conduct of the Tax Proceedings referred to in (i) or (ii) above which has duly taken the reasonable interests (berechtigten Interessen) of the Group into consideration. In any case the Purchaser shall procure that after the Closing Date no Relevant Tax Proceeding is settled or becomes time-barred without the prior written consent of the Sellers which shall not be unreasonably withheld or delayed.

11.4.4            The Purchaser shall fully cooperate, and shall cause the Group Companies and their representatives to fully cooperate, with the Sellers with respect to all Relevant Tax Proceedings. The Purchaser shall in particular procure that the Sellers obtain any document or information which they reasonably request to avoid or mitigate any liability under this Clause 11, to protect a Tax Refund of the Sellers or to enforce a claim under this Clause 11. The Purchaser or the respective Group Company shall store all records, documents and information relating to Relevant Tax Proceedings until the expiration of any applicable statute of limitations. To the extent that the Sellers are obligated to indemnify the Purchaser of the respective Group Companies under this Clause 11, the Sellers shall also bear the reasonable external costs and expenses of the Purchaser and the Group Companies; the appointment of the advisors to the Group Companies shall be subject to the prior consent of the Sellers, such consent not to be unreasonably withheld, delayed or conditioned.

11.5                     Miscellaneous

11.5.1            Claims of the Purchaser under this Clause 11 shall not be subject to the limitations set forth in Clause 10 unless expressly set forth in this Clause 11.5.1. The total liability of the Sellers under this Clause 11 shall — together with any other liabilities for Breaches under this Agreement — not exceed the aggregate maximum amount set forth in Clause 10.5.2, first sentence; this shall not affect the exceptions set forth in Clause 10.5.2, second sentence. Section 10.6.3 shall apply to claims under this Clause 11.

11.5.2            If and to the extent the relevant Group Company(i) achieves a deferred payment date pursuant to Clause 11.1.3(iv) or (ii) challenges or litigates  a Tax assessment or other decision of a Tax Authority or Tax court pursuant to Clause 11.4.3, the statute of time limitations as set forth in Clause 10.6.3 with regard to such claim shall be barred from running for so long as a process with the Tax Authorities or in the Tax courts is pending.

11.5.3    If and to the extent the Purchaser fails to comply with its obligations set forth in Clause 11.4 or if the Purchaser or a Group Company breaches its obligation to mitigate damages in accordance with sec. 254 German Civil Code (BGB), the Sellers shall not be liable under this Clause 11, if and to the extent it has been sufficiently established by the Sellers that the respective claim could have been mitigated or avoided by the Sellers had the Purchaser complied with its obligations under Clause 11.4.

12          Period after Closing

12.1       Satisfaction of Vendor Loan PPR

After the Closing and immediately following the execution of the closing minutes and with effect after the assignment of the Shares, at the latest however one Business Day after the execution of the closing minutes, the following steps shall be implemented with respect to the Vendor Loan PPR referred to in Clause 6.3:

12.1.1    First, in fulfilment of the obligation following from the shareholders’ resolution under Clause 6.3.3, the Vendor Loan PPR shall be transferred by Coperion GmbH to the Target Company by way of a distribution in kind. As a consequence, the Target Company will become the owner of the Vendor Loan PPR.

12.1.2    Second, the Vendor Loan PPR shall be transferred by the Target Company to the Purchaser by way of a distribution in kind. As a consequence, the Purchaser will become the owner of the Vendor Loan PPR.

12.1.3    Third, in fulfilment of its obligation under Clause 3.1.2, the Purchaser shall transfer the Vendor Loan PPR to the Sellers as set out in Clause 6.3. As a consequence, the Vendor Loan PPR will expire as a result of a confusion of rights and obligations.

12.1.4    If and to the extent the measures provided in this Clause 12.1 cannot validly be effected, the Parties will undertake all measures so to put the Parties economically into a position that would as close as possible come to a situation that would have existed, if the measures in respect of Vendor Loan PPR had been valid.

12.2       Information and Documents

For a period of five years after Closing Date, each Seller and its representatives shall have reasonable access at the respective Seller’s expense to copies of the books and records of the Group with respect to periods prior to the Closing Date to the extent that such access may reasonably be required by the respective Seller in connection with a potential claim or liability of such seller. The Purchaser shall afford such access upon receipt of reasonable written advance notice and during normal business hours.  The Purchaser shall keep, and procure that the Group Companies will keep, all books and records relating to any period prior to the Closing Date in accordance with and during the periods required under applicable law.

12.3       Indemnity for Claims after Closing

If, after Closing, any of the Group Companies asserts any claims against any of the Sellers or any of their Affiliates, Deutsche Beteiligungs AG or any of its Affiliates or any of the directors, employees, advisors or other representatives of the foregoing parties (collectively referred to as “Beneficiaries”), the Purchaser shall to the extent legally permissible cause the respective Group Companies to waive such claims against the Beneficiaries, except to the extent that (i) — in case any of the Sellers is held liable — the Purchaser has the right to be indemnified from such liability or obligation by the relevant Seller under the terms of this Agreement, or (ii) the claim is based on fraudulent or intentional acts, or (iii) such claim relates to (y) the service or employment relationship between any Group Company and any of the Sellers 6 — 8, or (z) the office of any of such Sellers as managing directors or other board members of any Group Company.

12.4       Discharge of Members of Corporate Bodies

To the extent that members of corporate bodies of the Group Companies, who will resign from office with effect as from Closing as set out in Clause 8.2.4, have not been granted full discharge (Entlastung) prior to Closing for the period up to Closing, the Purchaser undertakes by way of an agreement for the benefit of third parties (Vertrag zugunsten Dritter) and to the extent legally permissible, to procure that (i) on the Closing Date or without undue delay (unverzüglich) thereafter all resolutions are passed and all declarations are made which are required to grant full discharge (Entlastung) to the relevant members for the period up to Closing and (ii) neither the Shares nor the shares and partnership interests in any of the Subsidiaries are resold and/or transferred prior to the Purchaser having fully complied with the obligations pursuant to (i). The right of the Sellers and the Group Companies to procure such discharge prior to Closing shall remain unaffected.

12.5       Non-compete

Seller 6, Seller 7 and Seller 8 shall not in the geographical area where the Business is conducted at the Closing Date, for the period ending 36 (thirty-six) months after the Closing Date, directly or indirectly, own or invest in entities that compete with the Business, provided that this shall not apply where such competing activity does not form part of the core business of such enterprise.

12.6       Transition of Business

The Parties shall cooperate with each other and provide each other such assistance and information which is reasonably necessary in connection with this Agreement and the implementation of the transactions contemplated by this Agreement. After the Closing Date the Sellers and the Purchaser shall cooperate to provide for a smooth transition of the Group Companies to the Purchaser.

12.7       No Agreements with and Claims of Sellers and Affiliates

With effect from the Closing Date, all agreements between the Sellers and their Affiliates and the Group Companies other than those listed in Schedule 12.7 shall be terminated without any liability for the respective Group Companies, and the Sellers shall take, and shall cause their Affiliates to take all measures required to effect such termination. The Sellers confirm that upon the Closing having occurred, they and their respective Affiliates and Related Persons will not have any claims of any nature against any of the Group

Companies except for the claims listed in Schedule 12.7; as a matter of precaution the Sellers hereby waive any such claims, will cause their respective Affiliates to waive any such claims and will indemnify and hold harmless the group Companies against any such claims.

13          Public Announcements and Confidentiality

13.1       Public Announcements

No press or other public announcement in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any of the Parties or any of their Affiliates (including the Group Companies) without the prior written approval of the Sellers and the Purchaser. This shall not affect any announcement required by law or any regulatory body or the rules of any recognised stock exchange on which the shares of a Party or any of their Affiliates (including the Group Companies) are listed, but the Purchaser or the Guarantor, if it or any of its Affiliates is under an obligation to make an announcement, shall consult with the Sellers, and the Sellers, if it or any of their Affiliates is under an obligation to make an announcement, shall consult with the Purchaser, in each case to the extent reasonably practicable and legally permissible before complying with such an obligation. Furthermore, the restrictions in sentence 1 shall also not apply with respect to Sellers in relation to private equity-related investor presentations and case studies (to the extent no confidential information of the Group or the Purchaser is used other than the existence and the subject matter and terms of this Agreement).

13.2       Confidentiality

13.2.1    The confidentiality agreement between the Sellers and the Purchaser dated 12 September 2011 shall cease to have effect from Closing. Only to the extent that announcements pursuant to Clause 13.1 are concerned, Clause 13.1 shall prevail over the Confidentiality Agreement with effect from the date of this Agreement.

13.2.2    Each of the Parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of, or in connection with, the entering into this Agreement which relates to this Agreement, its existence or its provisions or to any agreement to be entered into pursuant to this Agreement, or to the negotiations relating to this Agreement.

13.2.3    This Agreement shall not prohibit disclosure or use of any information if and to the extent that

(i)           the disclosure or use is required by law, any regulatory body or any recognised stock exchange on which the shares of a Party or any of its Affiliates are listed,

(ii)          the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party,

(iii)         the disclosure is made to professional advisers or actual or potential financiers of a Party on a need to know basis and on terms that such professional advisers or actual or potential financiers or investors, to the extent they are not bound to professional secrecy, undertake to comply with the confidentiality obligations set out in this Clause 13.2 in respect of such information as if they were a party to this Agreement,

(iv)         the disclosure is made by a Seller prior to Closing or by the Purchaser after Closing to any Group Company or any statutory representative (gesetzlicher Vertreter) of a Group Company, provided that the relevant Seller or the Purchaser, as the case may be, procures compliance of the relevant Group Company or statutory representative with the confidentiality obligations set out in this Clause 13.2 in respect of such information as if it were a party to this Agreement,

(v)          the information is or becomes publicly available (other than by breach of this Agreement or any other confidentiality agreement between the Parties or any of them),

(vi)         the Sellers in case of a disclosure or use by the Purchaser or the Guarantor, or the Purchaser in case of a disclosure or use by the Sellers, has given prior written approval to the disclosure or use, or

(vii)        the information is independently developed after Closing.

14          Guarantor’s Undertaking

The Guarantor hereby guarantees to the Sellers by way of an independent and non-accessory guarantee pursuant to sec. 311 German Civil Code (BGB) (nicht-akzessorische Garantie) the full and punctual performance of all obligations and undertakings of the Purchaser under this Agreement, including implied obligations under this Agreement, in the manner provided for in this Agreement. This guarantee shall be subject to all defences and remedies of the Purchaser under this Agreement. The Guarantor’s defence of failure to pursue remedies (Einrede der Vorausklage) shall be excluded.

15          No Liability of Sellers’ Representatives

The Purchaser and the Guarantor acknowledge and agree that none of the directors, employees, advisors and/or other representatives of the Sellers (collectively “Sellers’ Representatives”), shall have any liability or obligation towards the Purchaser or the Guarantor, arising out of, connected with or resulting from the activities or any of the foregoing as advisor to, or any other representative of, the Sellers in connection with the preparation, negotiation and implementation of this Agreement and the transactions contemplated thereby (including but not limited to any information or advice given or supplied by the Sellers’ Representatives) unless (i) expressly agreed otherwise in writing between any of the foregoing representatives of the Sellers and the Purchaser or, as the case may be, the Guarantor, or (ii) the claim of the Purchaser is based on fraudulent or intentional acts of the respective Sellers’ representative.

16          Miscellaneous Provisions

16.1       Sellers Agent

In making amendments, consents, waivers, statements, declarations or notices under or in connection with this agreement, the Sellers shall solely act through Deutsche Beteiligungs AG, Börsenstraße 1, 60313 Frankfurt am Main, as the selected representative hereby jointly appointed by the Sellers (the “Sellers’ Agent”). Any amendments, consents, waivers, statements, declarations or notices of the Sellers under or in connection with this Agreement shall therefore be validly made only if made by the Sellers’ Agent on behalf of all Sellers jointly and in a uniform manner. The Sellers hereby irrevocably authorize and empower the Sellers’ Agent to act in their name and on their behalf (exempted from the restrictions of Section 181 BGB) in making any and all such amendments, consents, waivers, statements, declarations and notices and to execute all transactions or documents they may deem appropriate to implement this Agreement. The Sellers’ Agent shall have the right to ask for internal Sellers’ approval prior to any action taken, but the Purchaser may rely on any act or omission of the Sellers’ Agent irrespective of any such internal inquiry. The foregoing shall also apply to the receiving of any amendments, consents, waivers, statements, declarations or notices as well as to the exercise of any rights by the Sellers under or in connection with this Agreement. The authorization and power of attorney of the Sellers’ Agent can only be terminated and shall be deemed to continue until the Sellers have either through the Sellers’ Agent or otherwise jointly communicated in writing to the Purchaser that another Sellers’ Agent has been appointed with a power of representation in the same scope and this new Sellers’ Agent has accepted to the other parties in writing his appointment.

16.2       Account Details

All payments to be made under this Agreement shall be made

(i)           if to the Sellers, in Euro to the following bank account or to any account held in the Federal Republic of Germany notified jointly by the Sellers to the Purchaser not later than five Business Days prior to the respective payment:

Account owner:	Deutsche Beteiligungs AG
Bank:	Deutsche Bank AG, Frankfurt am Main
Bank code:	500 700 10
SORT/ABA/SWIFT (BIC):	—
Account Number:	—
IBAN:	—

(ii)          if to the Purchaser, to the following bank account or to any account notified by the Purchaser to the Sellers not later than five Business Days prior to the respective payment:

Account owner:	Hillenbrand, Inc.
Bank:	JP Morgan Chase Bank, New York, NY
ABA:	021000021
SORT//SWIFT (BIC):	—
Account Number:	—

16.3       Costs

Each Party shall bear all costs incurred by it in connection with the preparation, negotiation and execution of this Agreement by itself. Unless explicitly set forth otherwise in this Agreement, the notarial fees and all registration, stamp and transfer taxes (other than VAT which shall be exclusively dealt with in Section 3.5) and duties including the costs related to the escrow account according to Clause 3.4 as well as all fees of merger control authorities that are payable as a result of the transactions contemplated by this Agreement shall be borne by the Purchaser.

16.4       Individual and Several Liability, Intentional Behaviour, Joint Creditorship

16.4.1    To the extent that a Seller under or in connection with this Agreement is specifically obliged as an individual obligor, such Seller shall be liable only individually (einzelschuldnerisch).

16.4.2    Unless where a Seller is obliged as an individual obligor (Einzelschuldner), each Seller shall, in respect of its obligations under or in connection with this Agreement, be liable only severally (teilschuldnerisch) in proportion to its participation rate in the Class A Share Capital of the Target Company as further set out in column D. of Schedule (A).

16.4.3    In case of any intentional Breach of any of the Sellers under this Agreement all other Sellers shall be jointly liable for all damages resulting from such Breach on a pro rata basis corresponding to their shareholding in the Target Company. The cap under Clause 10.5.2 shall not apply. The total liability of the Sellers not having acted intentionally for intentional Breaches by any other Seller under this Agreement shall be limited to an aggregate maximum amount corresponding to EUR 20,000,000 (on a pro rata basis in relation to the shareholding sold by the respective Seller). Claims arising from such Breaches against the Sellers not having acted intentionally shall become time-barred after 18 months from the Closing Date, unless the other specific time limitations as provided in Clause 10.6 apply to the respective Breach.

16.4.4    Unless to the extent that certain rights or claims are conveyed by this Agreement to the or several Sellers individually, the Sellers shall remain joint creditors (Gesamtgläubiger) of the rights and claims under or in connection with this Agreement.

16.4.5    None of the foregoing provisions shall limit in any way the Purchaser’s right to seek recovery in full for any claim against any one or more Seller(s) from the Escrow Account.

16.5       Notices to the Parties

16.5.1    A Notice shall be

(i)           in the English language, and

(ii)          in writing delivered by hand, registered post or by courier using an internationally recognised courier company or by fax or by email.

16.5.2    A Notice to the Sellers shall be sent to the Sellers’ Agent at the following address, or such other person or address as the Sellers may notify to the Purchaser from time to time.

Attention:	Dr. Rolf Scheffels
Address:	Börsenstraße 1, 60313 Frankfurt am Main, Germany
Telephone:	+49 69 95787 309

Facsimile:	+49 69 95787 5309
Email:	rolf.scheffels@deutsche-beteiligung.de

with a courtesy copy to

Attention:	Dr. Rainer Traugott, Linklaters LLP
Address:	Prinzregentenplatz 10, 81675 München, Germany
Telephone:	+49 89 41808 0
Facsimile:	+49 89 41808 100
Email:	rainer.traugott@linklaters.com

16.5.3    A Notice to the Purchaser shall be sent to the Purchaser at the following address, or such other person or address as the Purchaser may notify to the Sellers from time to time:

Attention:	Hillenbrand Germany Holding GmbH, c/o Hillenbrand Inc., Attn: John R. Zerkle, General Counsel
Address:	One Batesville Blvd., Batesville, Indiana, 47006, USA
Telephone:	+1 812 931 3832
Facsimile:	+1 812 934 1344
Email:	john.zerkle@hillenbrand.com

with a courtesy copy to

Attention:	Dr. Matthias Jaletzke, Skadden, Arps, Slate, Meagher & Flom LLP
Address:	An der Welle 3, 60322 Frankfurt am Main, Germany
Telephone:	+49 69 74 22 00
Facsimile:	+49 69 74 22 0-300
Email:	matthias.jaletzke@skadden.com

16.5.4    A Notice to the Guarantor shall be sent to the Guarantor at the following address, or such other person or address as the Guarantor may notify to the Sellers from time to time:

Attention:	Hillenbrand Inc., Attn: John R. Zerkle, General Counsel
Address:	One Batesville Blvd., Batesville, Indiana, 47006, USA
Telephone:	+1 812 931 3832
Facsimile:	+1 812 934 1344
Email:	john.zerkle@hillenbrand.com

with a courtesy copy to

Attention:	Dr. Matthias Jaletzke, Skadden, Arps, Slate, Meagher & Flom LLP
Address:	An der Welle 3, 60322 Frankfurt am Main, Germany
Telephone:	+49 69 74 22 00
Facsimile:	+49 69 74 22 0-300
Email:	matthias.jaletzke@skadden.com

16.5.5    A Notice shall be effective upon receipt and the opportunity to obtain knowledge of contents (Zugang) and shall be deemed to have occurred

(i)           at delivery, if delivered by hand, registered post or courier,

(ii)          at transmission, if delivered by facsimile, provided that the person sending the facsimile shall have received a transmission receipt confirming a successful transmission thereof, or

(iii)         at transmission if delivered by email, provided that the person sending the email shall not have received an out-of-office reply.

16.5.6    Where this Agreement provides for a joint Notice by all or several Sellers congruent Notices by the respective Sellers concerned shall suffice.

16.6       Disputes

16.6.1    Any dispute arising from or in connection with this Agreement and its consummation shall be finally settled by three arbitrators in accordance with the arbitration rules of the German Institution of Arbitration (Deutsche Institution für Schiedsgerichtsbarkeit e.V.) without recourse to the courts of law. The venue of the arbitration shall be Frankfurt am Main, Germany. The language of the arbitral proceedings shall be English, provided however, that the Parties shall be entitled to submit written evidence in the German language.

16.6.2    In the event mandatory applicable law requires any matter arising from or in connection with this Agreement and its consummation to be decided upon by a court of law, the competent courts in and for Frankfurt a.M., Germany, shall have the exclusive jurisdiction thereupon.

16.7       Form of Amendments

Any amendment or supplement to, or the termination of, this Agreement, including this provision, shall be valid only if made in writing (Schriftform), except where a stricter form (e.g. notarisation) is required under applicable law or this Agreement.

16.8       Assignments

The Purchaser shall not, in whole or in part, dispose (verfügen) of any claims (including future or contingent claims) arising from or in connection with this Agreement by way of assignment, encumbrance or otherwise without the prior written Notice to the Sellers consenting to such disposal. This shall in particular, without limitation, apply to any disposal by way of a split-off in the meaning of sec. 123 Reorganisation Act (UmwG) unless the Purchaser’s claims arising from and in connection with this Agreement are by way of such split-off transferred together with all or substantially all other assets of the Purchaser to one and the same receiving entity.

16.9       Invalid Provisions

Should any provision of this Agreement be or held to be wholly or partly invalid, ineffective or unenforceable, this shall not affect the validity, effectiveness or enforceability of the remaining provisions. Any such invalid, ineffective or unenforceable provision shall, to the extent permitted by law, be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and purpose of such invalid, ineffective or unenforceable provision. The aforesaid shall apply mutatis mutandis to any unintended omission in this Agreement.

16.10     Entire Agreement

This Agreement constitutes the entire agreement among and between the Parties with respect to the subject matter hereof and shall replace any negotiations and understandings, oral or written, heretofore made between the Parties or any of them with respect to the subject matter hereof. Side agreements to this Agreement do not exist.

16.11     Governing Law

16.11.1  This Agreement and any contractual rights and obligations arising out of or in connection therewith shall be governed by and construed in accordance with German law excluding conflict of laws rules and the UN Convention on Contracts for the International Sale of Goods (CISG).

16.11.2  Any non-contractual rights and obligations in connection with this Agreement shall also be governed by and construed in accordance with German law.

Read aloud by the notary public and thereafter signed by the persons appeared and the notary public:

Table of Schedules

No.	Description
Schedule (A)	Details of Shareholdings
Schedule (B)	Details of the Subsidiaries
Schedule 1.1	Definitions
Schedule 3.4	Escrow Agreement
Schedule 4.2.2(ii)	Permitted Leakage
Schedule 4.2.2(iv)	Permitted Leakage under Business Plan
Schedule 6.1.2(v)	List of Blacklisted Countries
Schedule 6.2.1	Existing Financial Indebtedness and Group Companies’ Securities
Schedule 8.2	Closing Minutes
Schedule 8.2.7	Letters of Resignation
Schedule 9.2.3	Disclosures re. Third Party Rights
Schedule 9.4.5	List of Shareholders’ Agreements
Schedule 9.5.1	Annual Accounts and Management Accounts
Schedule 9.7.1	Owned Real Property
Schedule 9.8.1	Leased Real Property
Schedule 9.9.1	Intellectual Property Rights
Schedule 9.9.2	Disclosures re. Intellectual Property Rights
Schedule 9.10.1	Material Agreements
Schedule 9.10.2	Disclosures re. Material Agreements
Schedule 9.11	Agreements with Sellers or Sellers’ Affiliates
Schedule 9.12.1(1)	Senior Employees
Schedule 9.12.1(2)	Number of Employees for each Group Company
Schedule 9.12.3	Material Collective Agreements
Schedule 9.12.4	Retirement Benefit Schemes
Schedule 9.12.5	List of Reconciliation of Interest Agreements and Social Plans
Schedule 9.12.6	Material Disputes with Public Authorities re. Labour or Work Environment Matters
Schedule 9.13	Pension Benefits
Schedule 9.14	Sales Activities with Blacklisted Countries
Schedule 9.15	Litigation
Schedule 9.16(1)	Material Permits and Licenses and Public Grants

Schedule 9.16(2)	Disclosures re. Compliance with Permits
Schedule 9.18.4	Environmental Contamination

Schedule 10.2(1)	DBAG Designated Board Members Relevant for Sellers’ Knowledge
Schedule 10.2(2)	First and Second Tier Management Relevant for Sellers’ Knowledge
Schedule 10.4.4(ii)	Content of Data Room (in Electronic Form)
Schedule 10.4.4(iii)	Specifications re. Provisions Set up in Annual Accounts and Management Accounts
Schedule 10.4.4(v)	List of Other Disclosed Matters
Schedule 10.4.4(vi)	URS Matters
Schedule 10.5.1	List of Material Subsidiaries
Schedule 10.8.3	Sample Confirmation
Schedule 11.1.1(iv)	Tax Losses
Schedule 11.3.1(i)	Group Companies Being Subject to Tax Audit
Schedule 12.7	List of Agreements between Sellers and Group Companies To Be Continued

Schedule 1.1:
Definitions

“Accounts Date” means 31 December 2011.

“Affiliates” means affiliated companies (verbundene Unternehmen) in the meaning of sec. 15 et seq. German Stock Corporation Act (Aktiengesetz), provided that, unless otherwise expressly provided, for the purpose of this Agreement, the Group Companies shall neither be deemed to be Seller’s Affiliates nor Purchaser’s Affiliates.

“Agent” and “Security Agent” have the meaning set out in Clause 6.2.2.

“Agreement” means this Share Purchase Agreement.

“Annual Accounts” has the meaning set out in Clause 9.5.1(ii).

“Acquisition Pay-off Amount” has the meaning set out in Clause 6.2.3.

“Arbitration Tribunal” has the meaning set out in Clause 5.1.3(iv).

“Beneficiaries” has the meaning set out in Clause 12.3

“Breach” has the meaning set out in Clause 10.1.

“Bricol” has the meaning set out in Recital (D).

“Business” has the meaning set out in Recital (C) of this Agreement, unless otherwise expressly provided.

“Business Day” means a day on which banks are generally open for business in Frankfurt, Germany.

“Business Year” means the financial year of the Target Company.

“Clearance Certificate” has the meaning set out in Clause 5.1.2(i).

“Closing” means the consummation of the transactions agreed in this Agreement, in particular the payment for and consummation of the transfer of the Shares (it being understood that for purposes of this definition the transfer of the Shares shall be deemed to have occurred on the beginning of the immediately following the date on which the Closing Actions are taken).

“Closing Actions” has the meaning set out in Clause 8.2.

“Closing Conditions” has the meaning set out in Clause 5.1.

“Closing Date” means the day on which Closing actually occurs.

“Covenant Breach” has the meaning set out in Clause 10.1(i).

“Default Interest” has the meaning set out in Clause 3.3.2.

“Environment” has the meaning set out in Clause 9.18.5.

“Environmental Action” has the meaning set out in Clause 9.18.5.

“Environmental Contamination” has the meaning set out in Clause 9.18.5.

“Environmental Laws” has the meaning set out in Clause 9.18.5.

“Environmental Losses” has the meaning set out in Clause 9.18.5.

“Environmental Permit” has the meaning set out in Clause 9.18.5.

“ERISA” means United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business that, together with any of the Group Companies, would be treated as a single employer pursuant to Section 4001(b) of ERISA.

“Escrow Agent” has the meaning set out in Clause 3.4.

“Euro”, “euro”, “EUR” and “€” each means the lawful currency of such sovereigns which as members of the European Union belong to the monetary union pursuant to the “Treaty of Lisbon amending the Treaty on European Union and the Treaty establishing the European Community” dated 13 December 2007 (OJ 2007/C 306/01) at such point in time as relevant pursuant to this Agreement.

“Existing Financial Indebtedness” has the meaning as set out in Clause 6.2.1.

“Existing Lenders” has the meaning as set out in Clause 6.2.2.

“Fast Track Arbitration” has the meaning set out in Clause 5.1.3(iv).

“Flow of Funds Statement” has the meaning set out in Clause 6.2.2.

“Grants” has the meaning set out in Clause 9.16.

“Group” has the meaning set out in Recital (B) of this Agreement.

“Group Companies’ Securities” has the meaning set out in Clause 6.2.1.

“Group Company” or “Group Companies” have the meaning set out in Recital (A) of this Agreement.

“Guarantor” has the meaning set out in the parties sec. on page 1 of this Agreement.

“Hazardous Materials” has the meaning set out in Clause 9.18.5.

“Hedging Costs” have the meaning set out in Clause 6.2.2.

“Holdback” has the meaning set out in Clause 3.4.

“Horstmann Litigation” has the meaning set out in Clause 10.8.1.

“IFRS” shall mean International Financial Reporting Standards (including International Accounting Standards) as endorsed by the European Union and applicable as of the date hereof, provided that with respect to any financial statements or other accounts the date of such financial statements or accounts shall be decisive.

“Information Technology” has the meaning set out in Clause 9.9.3.

“Intellectual Property Rights” has the meaning set out in Clause 9.9.1.

“Leakage” has the meaning set out in Clause 4.2.1.

“Leased Real Property” has the meaning set out in Clause 9.8.1.

“MAC Dispute Notice” has the meaning set out in Clause 5.1.3(iii).

“Management Accounts” has the meaning set out in Clause 9.5.1(iii).

“Material Adverse Change” has the meaning set out in Clause 5.1.3(i).

“Material Agreements” has the meaning set out in Clause 9.10.1.

“Material Intellectual Property Rights” has the meaning set out in Clause 9.9.1.

“Merger Control Closing Condition” has the meaning set out in Clause 5.1.1.

“New Intellectual Property Rights” has the meaning set out in Clause 9.9.1.

“New Real Property” has the meaning set out in Clause 9.7.2.

“Notice” means any notice under Clauses 7.1.6, 10.3.4, 10.4.4, 10.7.1, 10.7.4(ii), 16.7 and 16.8 made by a Party vis-à-vis another Party pursuant to, or in connection with, this Agreement.

“Notified Claims” has the meaning set out in Clause 10.7.1.

“Owned Assets and Inventories” has the meaning set out in Clause 9.17.1.

“Owned Real Property” has the meaning set out in Clause 9.7.1.

“Party” or “Parties” have the meaning set out in the parties section on page 1 of this Agreement.

“Pay-off Declaration” has the meaning set out in Clause 6.2.3.

“Pension Commitments” has the meaning set out in Clause 9.13.

“Permitted Leakage” has the meaning set out in Clause 4.2.2.

“Plumley Litigation” has the meaning set out in Clause 10.4.4.

“Pre-Closing Date Period” shall mean any Tax assessment period (e.g. Veranlagungszeitraum under German Tax law) or portion thereof beginning prior to and ending on or before the Closing Date.

“Pre-Closing Date Tax” or “Pre-Closing Date Taxes” shall mean any Taxes attributable to any Pre-Closing Date Period and imposed by any Tax Authority, it being understood that with regard to any taxable periods (steuerlicher Veranlagungs- und Erhebungszeitraum) beginning before the Closing Date and ending after the Closing Date, the portion of Taxes attributable to the Pre-Closing Date Period shall be equal to the amount which would have been assessed by the competent Tax Authority if the Closing Date were the end of a taxable period (steuerlicher Veranlagungs- oder Erhebungszeitraum) and the end of a trunk business year (Rumpf-Geschäftsjahr) of the relevant Group Company.

“Prepayment Penalties” has the meaning set out in Clause 6.2.2.

“Purchaser MAC Notice” has the meaning set out in Clause 5.1.3(iii).

“Purchase Price” has the meaning set out in Clause 3.1.

“Purchaser” has the meaning set out in the parties sec. on page 1 of this Agreement.

“Regular Interest” has the meaning set out in Clause 3.2.

“Related Person” shall mean any related person (nahestehende Person) within the meaning of Section 138 of the German Insolvency Act (Insolvenzordnung).

“Release Agreements” has the meaning set out in Clause 6.2.4.

“Relevant Real Estate” has the meaning set out in Clause 9.18.5.

“Relevant Tax Proceeding” shall mean any Tax Proceeding which (i) relates fully or partly to Pre-Accounts Date Taxes or Pre-Accounts Date Periods or (ii) could cause rights or obligations of any Party under this Agreement.

“Scheduled Closing Date” has the meaning set out in Clause 8.1.

“Seller 1”, “Seller 2”, “Seller 3”, “Seller 4”, “Seller 5”, “Seller 6”, “Seller 7”, “Seller 8”, “Seller”, and “Sellers” have the meaning set out in the preamble of this Agreement.

“Sellers’ Agent” has the meaning set out in Clause 16.1.

“Sellers’ Knowledge” has the meaning set out in Clause 10.2.

“Sellers MAC Notice” has the meaning set out in Clause 5.1.3(ii).

“Sellers’ Warranties” has the meaning set out in Clause 9.

“Sellers’ Representatives” has the meaning set out in Clause 15.

“Senior Employees” have the meaning set out in Clause 9.12.1.

“Share Purchase Price” has the meaning set out in Clause 3.1.

“Shareholders’ Agreements” has the meaning set out in Clause 9.4.5.

“Shares” has the meaning set out in Recital (A) of this Agreement.

“Signing Date” means the day on which this Agreement has been executed.

“Subsidiaries” has the meaning set out in the Recital (B) of this Agreement.

“Target Company” has the meaning set out in Recital (A) of this Agreement.

“Tax” or “Taxes” means all taxes and tax-related ancillary obligations (steuerliche Nebenleistungen) within the meaning of sec. 3 German Tax Code (Abgabenordnung) or within the meaning of comparable rules of any relevant foreign jurisdictions respectively, and special levies (“Sonderabgaben”) and, for the avoidance of doubt, solidarity surcharge, and also secondary liabilities, tax charges from or to Group Companies and/or related parties, and indemnity and similar payments under tax clauses resulting from agreements concluded by any Group Company or any of their legal predecessor.

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Tax or responsible for the administration or collection of Tax or enforcement of any law in relation to Tax.

“Tax Benefit” means any reduction or credit in respect of any Tax.

“Tax Proceeding” shall mean any administrative and judicial proceeding or action relating to Taxes including preparatory measures e.g. preparation of Tax returns, Tax assessments, Tax audits, objections, appeals, meetings and correspondence with any Tax Authority and courts.

“Tax Refund” shall mean any received repayment of any Pre-Closing Date Tax from any Tax Authority in respect of any Pre-Closing Date Tax unless to the extent caused or increased by any act, election, structural measure or similar action of the Purchaser or the Group Companies after the Closing Date.

“Tax Returns” has the meaning set out in Clause 10.5.1.

“Third Party Claim” has the meaning set out in Clause 10.7.4.

“ThyssenKrupp Indemnification” has the meaning set out in Clause 10.8.1.

“Total Pay-Off Amount” has the meaning set out in Clause 6.2.3.

“VAT” shall mean value-added tax (Umsatzsteuer) and any similar sales or turnover tax of any relevant jurisdiction.

“Vendor Loan” means a loan granted by Coperion GmbH to Bricol TG 15 (Lux) S. à r. l. with a face value of EUR 16,300,000 on 5 November 2010.

“Vendor Loan PPR” has the meaning set out in Clause 6.3.

“Warranty Breach” has the meaning set out in Clause 10.1(ii).

“writing” or “Writing” includes communication made by mail, facsimile or email, except where a stricter form (e.g. notarisation) is required under applicable law or where otherwise provided in this Agreement.

“Working Capital Pay-Off Amount” has the meaning set out in Clause 6.2.3.